FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3/21/2018

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s 2017 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder

Name: Arturo Sporleder

Title: Secretary to the Board of Directors

Dated: March 21, 2018

Ternium S.A.

Annual Report 2017

Contents

01_ Company Profile and Strategy

      Board of Directors and Senior Management

      Investor Information

02_ Chairman’s Letter

03_ Operating and Financial Highlights

04_ Management’s Report

05_ Environmental, Social and Governance

06_ Financial Statements

07_ Principal Risks and Uncertainties

01_Company Profile and Strategy

Ternium is Latin America’s leading flat steel producer with an annual crude steel production capacity of 12.4 million tons. We operate through subsidiaries in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America, which own regional manufacturing, service center and distribution networks. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian market.

Our customers range from small businesses to large global companies in the automotive, home appliances, construction, capital goods, container, food and energy industries across the Americas. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium supplies a broad range of high value-added steel products and has advanced customer integration systems that enable us to differentiate ourselves from our competitors through the offering of sophisticated products and services.

The company’s industrial system has varied production technologies that provide a diversified cost structure, based on different types of raw material and energy sources, and a flexible production configuration. The industrial system includes proprietary iron ore mines, steelmaking facilities, finishing facilities, service centers and a broad distribution network to offer slabs, hot-rolled products, cold-rolled products, galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, bars and wire rods as well as slit and cut-to-length products.

Its innovative culture, industrial expertise and long-term view enable Ternium to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service. We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations developed by the IFRS Interpretations Committee, as issued by IASB and adopted by the European Union, and presented in US dollars ($) and metric tons.

Some of the statements contained in this annual report are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

Board of Directors and Senior Management

Investor Information

02_Chairman’s Letter

In 2017, Ternium laid the foundations for a new cycle of growth over the coming years. The acquisition of thyssenkrupp’s advanced steel slab production facilities in Brazil and our expansion plans in Mexico and Colombia will allow us to build on the solid platform we have established over the past decade and strengthen our position as the leading flat steel producer in the Latin American region.

The integration of the modern slab facilities in Rio de Janeiro with our industrial center in Pesquería, Mexico, along with our expansion projects will transform our industrial system and our product development capabilities, and act as a catalyst to implement advanced manufacturing technologies throughout the company. Our agenda will be one of industrial and technological excellence, customer service and competitive differentiation aimed at sustaining the profitability of our operations for the long-term.

At its center will be the challenge of applying the connectivity and processing capabilities of new digital technologies to create the smart factory of the future. This will be a factory where the use of automation, analytics and real-time data processing systems produces a step change in safety, purchasing, quality, manufacturing and logistics, integrating with customer operations and providing a more stimulating work environment.

With this demanding agenda in front of it, Ternium performed well in 2017. Sales and shipments were boosted in the second part of the year following the incorporation of the new steel slab operations in Brazil in September. EBITDA rose 25% to $1.9 billion, on higher shipments of 11.6 million tons and margins remained at an industry-leading level.

In Mexico, shipments rose to a new record of 6.6 million tons as steel consumption continues to grow and we strengthen our position serving the high value automotive and industrial sectors. We announced an investment plan of $1.1 billion for the construction of a new hot rolling mill with an annual capacity of 4.1 million tons to further strengthen our positioning and expand our product range by integrating the advanced steel capabilities of our new Brazilian slab mill. Meanwhile, our investment in the Techgen power generation plant performed very well in its first year of operation, with savings on our energy costs and positive margins on the sale to third parties of our unused quota.

In Argentina, shipments rose 11% to 2.3 million tons, reflecting a gradual recovery in the economy led by the agricultural, infrastructure and energy sectors, and our industrial facilities are operating at a good level of utilization. Following the results of mid-term elections and an improvement in economic conditions in Brazil, we expect the recovery to consolidate and extend to the automotive and private construction sectors in 2018.

In Colombia, we announced an investment plan of $90 million to build a new rebar rolling facility with an annual production capacity of 520,000 tons, which we expect to start up in the second half of 2019. The Colombian market for long steel products has grown significantly over the last few years and we see an opportunity to leverage our distribution and finishing capabilities to displace imports and strengthen our position in the dynamic construction sector.

In Brazil, the recovery in Usiminas continues. The market is improving and sales rose 27%. Margins are back at normal levels and the financial position of the company is now stable. We have agreed with our partners at NSSMC new corporate governance conditions, which should ensure renewed support for the company in the coming years. As the Brazilian industrial sector strengthens, we expect our returns on this investment to continue to improve.

As we advance with our investment programs and seek to develop integrated industrial value chains in the countries where we operate, including our ProPymes program that provides technical and managerial support for small and medium enterprises, we remain vigilant in our efforts to protect our markets from unfair trade practices. This year, it has been encouraging to see a reduction in the overwhelming volume of unfairly traded steel exports from China as the government takes steps to reduce excess capacity in its most polluting mills. Nevertheless, unfair trade practices remain pervasive among government-sponsored companies in China and other countries with excess capacity. In recent days, the US has proclaimed a 25% tariff under section 232 on steel imports from all countries except Mexico and Canada. In the event that there were to be collateral effects involving unfair trade as a result of these trade measures, we are confident the different trade authorities in the region will take corresponding actions.

Actions to improve the sustainability of the company and our standing in the communities where we operate are at the center of our agenda. We are active participants in the actions of worldsteel to bring transparency and improve the industry’s record on sustainability issues. The extensive efforts we have made to improve our safety management continue to bear results as our indicator for lost-time accidents fell a further 20% in 2017, bringing it in line with the leading companies in our industry. We continue to invest to reduce emissions, improve air quality and reduce water consumption at our less modern facilities as well as certifying all our operations in accordance with OHSAS 18001 and ISO 14001 standards. The Roberto Rocca Technical School in Pesquería, now in its second year, has 252 students and is an integral part of a vibrant and growing industrial community.

Net income for the year amounted to $886.2 million, or $4.51 per ADS, a 49% increase over the previous year. After the acquisition of the new slab mill in Brazil and an increase in working capital, associated with a higher unit cost of inventories and an increase in sales, our net financial debt increased to $2.7 billion, or 1.4 times EBITDA. Considering the improvement in our financial results and a favorable outlook ahead for our sales, we are proposing a further increase in the annual dividend payable to shareholders to $1.10 per ADS.

As Ternium embarks on a new cycle of growth, after an extraordinary decade since the company was first publicly listed, it will now be led by Máximo Vedoya. Máximo has been at the helm of the company’s operations in Mexico over the past six years and will bring management continuity and renewed energy for the transformation of the company that lies ahead. I would like to thank Daniel Novegil for the remarkable job he has done in leading Ternium over the past twelve years and we are very pleased to be able to continue to count on his wisdom and experience as Vice-Chairman of the Board.

We have ahead of us a fascinating opportunity to strengthen our position as a leading industrial company in Latin America, adopting new digital technologies to achieve new levels of industrial excellence and integration with our suppliers and customers. I would like to thank our employees for their efforts and achievements during the past year. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.

Paolo Rocca

Chairman

March 21, 2018

03_Operating and Financial Highlights

	2017(*)	2016	2015	2014	2013
STEEL SHIPMENTS (thousand tons)

Mexico	6,622.8	6,405.2	5,933.4	5,632.2	4,984.9
Southern Region	2,456.0	2,220.8	2,552.2	2,510.9	2,633.1
Other Markets	2,517.7	1,138.1	1,114.6	1,238.5	1,370.3
Total	11,596.6	9,764.0	9,600.3	9,381.5	8,988.4

FINANCIAL INDICATORS ($ million)

Net sales	9,700.3	7,224.0	7,877.4	8,726.1	8,530.0
Operating income	1,456.8	1,141.7	639.3	1,056.2	1,109.4
EBITDA[1]	1,931.1	1,548.6	1,073.1	1,471.0	1,486.6
Equity in earnings (losses) of non-consolidated companies[2]	68.1	14.6	(272.8)	(751.8)	(31.6)
Profit before income tax expense	1,359.8	1,118.5	267.1	234.9	942.3
Profit (loss) for the year attributable to:
Owners of the Parent	886.2	595.6	8.1	(198.8)	455.4
Non-controlling interest	136.7	111.3	51.7	94.6	137.5
Profit (loss) for the year	1,022.9	706.9	59.8	(104.2)	592.9

Capital expenditures	409.4	435.5	466.6	443.5	883.3
Free cash flow[3]	(25.5)	664.1	856.8	62.4	208.9

BALANCE SHEET ($ million)

Total assets	12,122.6	8,322.9	8,062.6	9,690.2	10,372.6
Total financial debt	3,221.9	1,218.6	1,521.0	2,164.8	2,002.8
Net financial debt[4]	2,748.3	884.3	1,132.3	1,801.5	1,526.1
Total liabilities	6,269.8	3,156.3	3,259.6	4,055.5	4,034.6
Capital and reserves attributable to the owners of the parent	5,010.4	4,391.3	4,033.1	4,697.2	5,340.0
Non-controlling interest	842.3	775.3	769.8	937.5	998.0

STOCK DATA ($ per share / ADS5)

Basic earnings (losses) per share	0.45	0.30	0.00	(0.10)	0.23
Basic earnings (losses) per ADS	4.51	3.03	0.04	(1.01)	2.32
Proposed dividend per ADS	1.10	1.00	0.90	0.90	0.75

Weighted average number of shares outstanding[6]	1,963,076.8	1,963,076.8	1,963,076.8	1,963,076.8	1,963,076.8
(thousand shares)

(*) In 2017, the financial statements of Ternium Brasil Ltda. (Ternium Brasil, formerly known as CSA Siderúrgica do Atlântico Ltda.) were consolidated into Ternium’s, starting in September. For more information, see note 3 to our consolidated financial statements included in this annual report.

1  EBITDA is operating income adjusted to exclude depreciation and amortization.

2 Equity in earnings (losses) of non-consolidated companies includes in 2014 and 2015 impairment charges on the Usiminas investment of $739.8 million and $191.9 million, respectively; no impairments were recorded in 2013, 2016 and 2017.

3  Free cash flow equals net cash provided by operating activities less capital expenditures.

4  Net financial debt equals total financial debt less cash and cash equivalents plus other investments.

5  Each ADS represents 10 shares.

6  Shares outstanding were 1,963,076,776 as of December 31 of each year.

RIO DE JANEIRO STEEL MILL, BRAZIL

An acquisition that will transform our industrial system, providing new opportunities for growth and integration.

5.0
MILLION TONS ANNUAL PRODUCTION CAPACITY

490
MW COMBINED CYCLE POWER PLANT

DEEP-WATER HARBOR

IRON ORE UNLOADING TRAIN STATION (JUST-IN-TIME SUPPLY)

COMPACT, EFFICIENT AND ENVIRONMENTALLY FRIENDLY FACILITY

04_Management’s Report

This review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (including the notes thereto), which are included elsewhere in this annual report.

Summary of 2017 results

	2017	2016

Steel shipments (tons)	11,597,000	9,764,000	19%
Iron ore shipments (tons)	3,551,000	3,310,000	7%
Net sales ($ million)	9,700.3	7,224.0	34%
Operating income ($ million)	1,456.8	1,141.7	28%
EBITDA ($ million)	1,931.1	1,548.6	25%
EBITDA margin (% of net sales)	19.9%	21.4%	-7%
EBITDA per ton ($)	166.5	158.6	5%
Income tax expense ($ million)	(336.9)	(411.5)	-18%
Profit for the year ($ million)	1,022.9	706.9	45%
Profit attributable to owners of the parent ($ million)	886.2	595.6	49%
Basic earnings per ADS ($)	4.51	3.03	49%

  EBITDA of $1.9 billion in 2017, a 25% year-over-year increase reflecting higher shipments and EBITDA per ton.
  Basic earnings per American Depositary Share (ADS) of $4.51 in 2017, a year-over-year increase of $1.48 per ADS.
  Capital expenditures of $409.4 million in 2017, down from $435.5 million in 2016.
  Net cash use of $1.6 billion in connection with the acquisition of Ternium Brasil and related transactions.
  Consolidation of Ternium Brasil’s financial statements into Ternium’s, starting in September 2017. For more information, see note 3 to our consolidated financial statements included in this annual report.
  Net debt position of $2.7 billion at the end of December 2017, up from $0.9 billion at the end of December 2016 and equivalent to 1.4 times net debt to EBITDA.

Operating income in 2017 was $1.5 billion, a $315.1 million increase compared to operating income in 2016, primarily attributable to higher steel segment operating income, with an increase in steel shipments partially offset by a decrease in steel operating margin, and higher mining segment operating income. Steel shipments were 1.8 million tons higher compared to 2016, reflecting a 1.4 million-ton increase in Other Markets, mainly as a result of the consolidation of Ternium Brasil’s shipments, a 235,000-ton increase in the Southern Region and a 218,000-ton increase in Mexico. Steel revenue per ton increased year-over-year in Mexico and the Southern Region, and decreased in Other Markets, mainly due to the consolidation of Ternium Brasil slab sales. In addition, operating cost per ton increased as a result of higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil.

Profit for 2017 amounted to $1.0 billion, compared to a profit of $706.9 million for 2016. This $316.0 million increase in the year-over-year comparison was mainly due to the above-mentioned higher operating income, a lower effective tax rate and higher results from the equity in earnings of Usiminas (not consolidated), partially offset by higher net financial expenses. The effective tax rate was affected by the non-cash effect on deferred taxes of the fluctuation of the Mexican peso against the US dollar, which appreciated 5% in 2017 and depreciated 17% in 2016. Higher net financial expenses included an $85.8 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso and the Argentine peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries and a net short US dollar position in Ternium’s Argentine subsidiary.

Net Sales

Net sales in 2017 were $9.7 billion, 34% higher than net sales in 2016. The following table outlines Ternium’s consolidated net sales for 2017 and 2016.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue per ton ($/ton)
	2017	2016	Dif.	2017	2016	Dif.	2017	2016	Dif.
Mexico	5,378.6	4,477.6	20%	6,622.8	6,405.2	3%	812	699	16%
Southern Region	2,313.6	1,865.9	24%	2,456.0	2,220.8	11%	942	840	12%
Other Markets	1,699.0	864.4	97%	2,517.7	1,138.1	121%	675	760	-11%

Total steel products	9,391.2	7,208.0	30%	11,596.6	9,764.0	19%	810	738	10%
Other products[7]	309.1	13.8	2,140%

Steel reporting segment	9,700.3	7,221.8	34%

Mining reporting segment	271.5	204.9	32%	3,551.1	3,309.6	7%	76	62	23%
Intersegment eliminations Inter	(271.4)	(202.7)
Net sales	9,700.3	7,224.0	34%

Steel reportable segment

Ternium produces flat and/or long steel products in Mexico, Brazil, Argentina, the United States, Colombia and Guatemala. We conduct our steel manufacturing activities through subsidiaries, including Ternium México S.A. de C.V. (Ternium Mexico), Ternium Brasil, Ternium Argentina S.A. (Ternium Argentina, formerly Siderar S.A.I.C., a company in which we have a 61% equity interest), Ternium USA Inc. (Ternium USA), Ternium Colombia S.A.S. (Ternium Colombia), Ternium Guatemala S.A. (Ternium Guatemala), and Tenigal S.R.L. de C.V. (Tenigal, a Mexican corporation in which we have a 51% equity interest, with Nippon Steel & Sumitomo Metal Corporation having the remaining 49% interest). We report steel shipments under three operating segments: Mexico, Southern Region (encompassing the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay), and Other Markets.

Net sales of steel products in 2017 increased 30% compared to net sales in 2016, reflecting a $72 increase in steel revenue per ton and a 1.8-million-ton increase in shipments. Revenue per ton increased 10%, reflecting higher steel prices in Mexico and the Southern Region, partially offset by lower average steel prices in Other Markets. Average steel prices in Other Markets decreased as a result of an increased participation of slabs in the segment’s product mix, due to the consolidation of Ternium Brasil’s shipments as from September 2017. Ternium’s shipments of steel products reached 11.6 million tons in 2017, a 19% increase compared with the 9.8 million tons achieved in the previous year, reflecting a 1.4-million-ton increase in Other Markets mainly related to the consolidation of Ternium Brasil’s shipments, a 235,000-ton increase in the Southern Region and a 218,000-ton increase in Mexico.

7 The item “Other products” primarily includes Ternium Brasil’s and Ternium Mexico’s electricity sales.

Mexico operating segment89

During 2017, shipments in the Mexican market reached a new record of 6.6 million tons, representing 57% of Ternium’s total steel shipments. Ternium is the leading supplier of flat steel products in the country. The Mexican steel market has been growing consistently, becoming the largest steel market in Latin America, with a consumption rate of more than 200 kilograms per capita. Apparent steel demand reached a new record of 26.4 million tons in 2017 driven mainly by improved local manufacturing activity.

Mexican industrial sectors proved to be very dynamic in recent years. In particular, light vehicle production grew 13.5% in 2017, supported by the ramp up of new vehicle manufacturing facilities during the year. With 3.9 million units produced in 2017, Mexico ranks as the world’s seventh largest motor vehicle manufacturer. Ternium has participated in the expansion of this sector through investments in steel manufacturing capacity, mainly a new industrial center in Pesquería in 2013, and the upgrade of our hot-rolling mill in Churubusco in 2016. As a result, industrial customers now represent approximately 53% of our total shipments in the country.

Our new facilities in Pesquería enabled the development of new value-added high-end products mainly for the automotive, home appliance and heating-ventilation-air conditioning (HVAC) industries. In addition, the installation of state-of-the-art cooling technology in the Churubusco hot-strip mill opened up the possibility of developing and processing new advanced high-strength steel (AHSS) grades. With those new capabilities, we are widening our high-end product portfolio for customers in the automotive, metal mechanic, home appliances, oil & gas and electric motors industries.

8 Source: worldsteel.

9 Source: Mexican Automotive Industry Association.

In September 2017, we announced the construction of a new hot-rolling mill in Pesquería. This facility will enable Ternium to expand its product range in Mexico with a broader dimensional offering and the most advanced steel grades, and reduce lead times in the value chain targeting the demanding and innovative automotive industry, as well as the home appliance, machinery, energy and construction sectors. The new hot-rolling mill will be fed with high-end slabs produced in our recently acquired facility in Rio de Janeiro.

In addition, the recently announced new hot-dip galvanizing and pre-painting facilities in Pesquería will enable Ternium to produce new high-end value-added products for the home appliance, HVAC and automotive industries.

We are also strengthening our product development capabilities through the expansion of our research infrastructure in Mexico and through a recent association with World Auto Steel, a consortium of steel companies that specializes in the design and promotion of AHSS auto components.

In the commercial steel market, we continued introducing innovative products such as new wood-resembling panels, new metal roof tiles and sides with original designs and colors, and new antibacterial products for cold chamber panels, among other applications. Ternium’s strategy continues to gear toward the offering of full range product catalogs, a significant local presence, logistics management and the introduction of new information technology tools. Our commercial customers, mostly involved in the construction sector, continued shifting toward a fully digital commercial relationship. As a result, more than 80% of our customers are interacting with Ternium through Webservice, our digital marketplace. Webservice’s multiple functionalities enable the administration through B2B protocols and mobile devices of product catalog, order placement (end-to-end orders, sale from stock or bidding and auction), production and inventory monitoring, transportation tracking and payment, through a direct connection with banks.

In 2017, steel prices in Mexico continued to follow the US steel market trends. After the significant price rebound experienced during 2016, the market was strong throughout 2017. Service center steel inventories in the US increased during 2017 in line with apparent steel use, resulting in a relatively stable month-of-supply inventory ratio. As in recent years, in 2017 the US and Mexican governments remained active against unfair trade practices, issuing several new trade measures during the year. For a discussion regarding recent developments concerning the U.S. Department of Commerce Section 232 review, see “07_ Principal Risks and Uncertainties” included in this Annual Report.

Utilization rates in our integrated steelmaking facilities in Mexico remained high during 2017, achieving new record production levels in several facilities. We continued to maximize the use of direct reduced iron (DRI) in the metallic mix of our steel shops (produced in our natural gas-based iron ore direct reduction units), which continued to be a cost efficient input vis-à-vis steel scrap. Our downstream facilities, including our re-rolling facilities, showed new year-over-year increases in production rates in 2017, in line with a strong market demand for Ternium’s steel products.

During the year, Ternium started implementing the SMART factory concept, a digital transformation process that will lead our facilities to a more productive and efficient stage. This concept, supported by Ternium’s information technology platform, ensures a constant stream of knowledge and information (data and events) that enables actors to achieve a more efficient performance by interacting from any location (offices, facilities or elsewhere) through different kinds of devices. Analytics and data correlation detect patterns for various applications to increase safety and efficiency, and reduce costs. Through video-feed analysis (machine learning), applications include real-time detection and reporting of unsafe situations or behaviors in the facilities and, with drones, the identification of potential damages in tall structures and the assessment of bulk material stockpiles. In addition, available technologies enable the automatic handling of semi-finished and finished steel products in the yards, speeding up logistic operations and increasing safety.

Ternium’s capital expenditures in the steel segment in Mexico amounted to $194 million in 2017, compared with $197 million in 2016. The main investments carried out during the period included the upgrade and expansion of the hot strip mill at the Churubusco unit, the expansion of connectivity and equipment automation throughout Ternium Mexico’s industrial system, and the improvement of environmental and safety conditions at certain facilities within the Guerrero, Churubusco and Puebla units. Capital expenditures are expected to increase in coming years, particularly in 2019 and 2020, as Ternium deploys its recently announced investments in a new hot-rolling mill and new hot-dip galvanizing and pre-painting facilities in Pesquería.

Southern Region operating segment1011

Shipments in the Southern Region reached 2.5 million tons in 2017, or 21% of Ternium’s consolidated shipments in the steel segment, increasing 11% year-over-year. Most of Ternium’s shipments in the region are destined for the Argentine market, where Ternium Argentina is the leading supplier of flat steel products.

Apparent steel demand in Argentina increased 17% year-over-year in 2017 to approximately 4.9 million tons. A markedly better business environment fostered a gradual recovery of most steel consuming sectors during the year. Of note in the rebound of steel consumption was a significant recovery of the construction sector (mainly public works) and the agribusiness activity, and the startup of new natural gas and oil investments in the Vaca Muerta shale formation. In addition, the incipient recovery of the Brazilian economy during 2017 is helping to raise activity levels in some industrial sectors in Argentina, which have started to show improvements.

Construction activity in Argentina increased 12.7% in 2017, mainly driven by new public infrastructure investments and increased availability of mortgage and building loans. Motor vehicle production stabilized after three consecutive years of decreases, as higher production of utility vehicles, mainly for the export markets, was offset by lower production of sedan vehicles for both the Argentine and export markets.

10 Source: Argentine Statistics Institute

11 Source: Argentine Automotive Producers Association

Ternium’s capital expenditures in the Southern Region, mainly in Argentina, amounted to $95 million in 2017. During the year, we made progress on several projects, including those for the upgrade and expansion of the hot-rolling mill, the expansion of connectivity and equipment automation (SMART factory), and the improvement of environmental and safety conditions in our facilities.

In Argentina we focused our research and development efforts on further strengthening our offering of steel products and related services. Product development initiatives are being carried on in collaboration with our supply chain, targeting the automotive sector (specifically the new light truck models and lighter and longer heavy trucks), home appliance manufacturers (to increase product portfolio with improved performance), the non-conventional energy sector (for new wind and solar power projects) and the construction of natural gas pipelines.  The development of these new products allows us to participate in new steel market segments in the country.

Utilization rates in our crude steel production facilities in Argentina remained relatively stable in 2017 compared to 2016. In our downstream facilities, production rates were mixed year-over-year in 2017. It is worth mentioning the recovery in utilization rates in all of our downstream facilities during the second half of 2017, compared to the first half of the year and the second half of 2016.

In addition to higher shipments in Argentina, Ternium’s shipments increased year-over-year in 2017 in Paraguay and Uruguay, and decreased in Chile and Bolivia. Economic activity in these countries continued growing at sustained rates during 2017.

Other Markets operating segment

Our major shipment destinations in the Other Markets Region are the United States, Brazil, Colombia and Central America. On September 7, 2017, Ternium acquired Ternium Brasil’s slab-making facility in Rio de Janeiro, Brazil, from thyssenkrupp AG. Following the consolidation of Ternium Brasil’s financial statements as from that date, shipments in the Other Markets Region increased 121% year-over-year to 2.5 million tons, representing 22% of Ternium’s total shipments in the steel segment. The volume increase included 1.3 million tons of slabs shipped to third parties in the United States and Brazil from the Rio de Janeiro facility, between September and December 2017.

The Rio de Janeiro facility has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The transaction with thyssenkrupp included the assignment of an agreement to supply slabs to thyssenkrupp AG’s former re-rolling facility in Calvert, Alabama, United States. Under that agreement, a total of 3.5 million tons of slabs will be supplied between January 2018 and December 2020.

In the United States, apparent demand for finished steel rebounded in 2017, showing a 6.4% year-over-year growth, on improved manufacturing activity and healthier economic performance. Ternium’s shipments of finished steel products in the country (excluding slab shipments to the Calvert facility) increased in 2017, with shipments focused on the aesthetically demanding non-residential construction market, mainly for commercial and industrial buildings. The company’s finished steel production in the United States increased slightly year-over-year in 2017, achieving new records.

In Colombia, Ternium is a leading supplier of finished steel products. With apparent steel use of 3.7 million tons, the country is the fourth largest steel market in Latin America. After a decrease in steel demand in 2016, Colombia’s steel market started to recover in 2017 supported by a rebound in construction and oil & gas activity, and continued expansion of the manufacturing businesses. Although production rates at our facilities were higher year-over-year, Ternium’s shipments in the country decreased slightly in 2017 on lower steel imports.

Ternium has recently announced the construction of a new rebar hot-rolling mill, with an annual production capacity of 520,000 tons, which will enable us to expand market share in the construction sector by substituting imports. With a total investment of $90 million, the mill is expected to start operations in the second half of 2019. The new mill will enable the upstream integration of our operations by replacing current purchases of reinforcing bars from third parties.

In Central America, Ternium’s steel shipments increased year-over-year in 2017 as the region continued to grow at healthy rates. Ternium’s finished steel production in Guatemala grew 24% year-over-year on higher production rates, achieving new records.

Our capital expenditures in the Other Markets Region amounted to $53 million in 2017, mainly related to maintenance activities and the improvement of environmental and safety conditions in our facilities.

Mining reportable segment

Ternium produces iron ore pellets and magnetite concentrate in Mexico. We conduct our mining activities through Las Encinas S.A. de C.V. (Las Encinas), a company in which we have a 100% equity interest, and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V. (Consorcio Peña Colorada, a company in which we have a 50% interest with ArcelorMittal having the other 50%). ArcelorMittal and Ternium each receive 50% of total iron ore production of Consorcio Peña Colorada. In 2017, most of our iron ore production was consumed internally at Ternium’s steelmaking facilities in Mexico.

At the end of 2017, Las Encinas was operating the Aquila open pit mine, located in Michoacán, and the Las Palomas open pit mine, located in Jalisco, a small iron ore body where we started commercial operations during 2017. The Las Encinas facilities include two crushing plants located close to each of the Aquila and El Encino mines, and a concentration and pelletizing plant located in Alzada, Colima.

By the end of 2017, Consorcio Peña Colorada was operating the Peña Colorada open pit iron ore mine, located in Colima. The Consorcio Peña Colorada facilities include a concentration plant located at the mine and a two-line pelletizing plant located near the Manzanillo seaport on the Pacific coast in Colima.

	Iron ore reserves (end of 2017)[12]
	Volume (million tons)	Average iron grade (%)	Estimated mine life (years)
Las Encinas[13]	22	40	8
Peña Colorada[14]	230	21	15

Net sales of mining products in 2017 were 32% higher than those in 2016, reflecting 23% higher revenue per ton and 7% higher shipments. The increase in shipments was mainly the result of Consorcio Peña Colorada’s increased iron ore pellet production in 2017, as the company ramped up its new iron ore crushing, grinding and concentration facilities during the year.

Capital expenditures in the mining segment in 2017, including Las Encinas and Ternium’s share in Peña Colorada’s capital expenditures, amounted to $67 million, mainly related to preparation works at a new iron ore body in the Peña Colorada mine and maintenance activities.

Cost of sales

Cost of sales was $7.4 billion in 2017, an increase of $2.0 billion compared to 2016. This was principally due to a $1.8 billion, or 47%, increase in raw material and consumables used, mainly reflecting a 19% increase in steel shipments volume and higher purchased slab, iron ore, coking coal, scrap, zinc and energy costs; and to a $204.6 million increase in other costs, mainly including a $113.3 million increase in labor cost, a $33.8 million increase in depreciation of property, plant and equipment, a $33.3 million increase in services and fees, and a $22.8 million increase in maintenance expenses. The consolidation of Ternium Brasil in 2017 affected all of the above-mentioned components of cost of sales, as well as our selling, general and administrative expenses. For more information, see note 3 to our consolidated financial statements included in this annual report.

Selling, general and administrative (SG&A) expenses

SG&A expenses in 2017 were $824.2 million, or 8.5% of net sales, a year-over-year increase of $136.3 million, mainly due to higher amortization of intangible assets, labor costs, freight and transportation, services and fees expenses, and taxes and contributions (other than income tax).

Other net operating expense

Other net operating expense in 2017 was $16.2 million, compared to $9.9 million in 2016. Other net operating expense in 2017 included a $15.9 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico. For more information, see 05_Environmental, Social and Governance, and note 9 to our consolidated financial statements included in this annual report.

Operating income

Operating income in 2017 was $1.5 billion, or 15.0% of net sales, compared to operating income of $1.1 billion, or 15.8% of net sales, in 2016. The following table shows Ternium’s operating income by segment for 2017 and 2016.

12 Iron ore reserves, proven and probable, on a run-of-mine basis

13 Includes exclusively the Las Encinas and Las Palomas mines

14 Reported figures represent the total reserves at the Peña Colorada mine. Ternium has a 50% interest in Consorcio Peña Colorada.

	Steel segment		Mining segment		Intersegment Eliminations		Total
$ million	2017	2016	2017	2016	2017	2016	2017	2016
Net Sales	9,700.3	7,221.8	271.5	204.9	(271.4)	(202.7)	9,700.3	7,224.0
Cost of sales	(7,465.8)	(5,391.0)	(212.9)	(192.0)	275.6	198.7	(7,403.0)	(5,384.4)
SG&A expenses	(811.5)	(677.0)	(12.8)	(10.9)	-	-	(824.2)	(687.9)
Other operating (expenses) income, net	(17.0)	(9.5)	0.8	(0.4)	-	-	(16.2)	(9.9)
Operating income (loss)	1,406.0	1,144.2	46.6	1.5	4.1	(4.0)	1,456.8	1,141.7

EBITDA	1,830.5	1,505.8	96.4	46.7	4.1	(4.0)	1,931.1	1,548.6

EBITDA

EBITDA in 2017 was $1.9 billion, or 19.9% of net sales, compared with $1.5 billion, or 21.4% of net sales, in 2016.

Net financial results

Net financial results were a $165.1 million loss in 2017, compared to a $37.9 million loss in 2016. During 2017, Ternium’s net financial interest results were a loss of $95.2 million, compared to a $75.8 million loss in 2016.

Net foreign exchange results were a loss of $65.5 million in 2017 compared to a gain of $20.3 million in 2016. The year-over-year difference in net foreign exchange results of $85.8 million was mainly related to the effect of the fluctuations of the Mexican peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries. In 2017, the Mexican peso appreciated 5% against the US dollar, compared to a 17% depreciation in 2016. Change in fair value of financial instruments included in net financial results was a $3.1 million gain in 2017 compared to a $19.3 million gain in 2016.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a gain of $68.1 million in 2017, compared to a gain of $14.6 million in 2016, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense

Income tax expense in 2017 was $336.9 million, or 25% of income before income tax, compared to an income tax expense of $411.5 million, or 37% of income before income tax in 2016. Effective tax rate in 2017 included a non-cash gain on deferred taxes due to the 5% appreciation of the Mexican peso against the US dollar during the year. Effective tax rate in 2016 included a non-cash charge on deferred taxes due to the 17% depreciation of the Mexican peso against the US dollar during that year.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions. We hold money market investments, time deposits and variable-rate or fixed-rate securities. We increased our financial indebtedness to $3.2 billion at the end of 2017, from $1.2 billion at the end of 2016, in order to finance the acquisition of Ternium Brasil and related transactions and as a result of increased working capital requirements.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ million	For the year ended December 31,

	2017	2016

Net cash provided by operating activities	383.9	1,099.6
Net cash used in investing activities	(2,030.0)	(554.7)
Net cash provided by (used in) financing activities	1,802.3	(508.7)

Increase in cash and cash equivalents	156.2	36.2
Effect of exchange rate changes	(1.8)	(4.4)
Cash and cash equivalents at the beginning of the year	183.5	151.5

Cash and cash equivalents at the end of the year	337.8	183.5

Operating activities

Net cash provided by operating activities in 2017 was $383.9 million. Working capital increased by $865.0 million in 2017 as a result of a $540.2 million increase in inventories and an aggregate $411.4 million increase in trade and other receivables, partially offset by an aggregate $86.6 million increase in accounts payable and other liabilities.

The inventory value increase in 2017 was mainly due to $258.1 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; $129.1 million higher steel volume, mainly reflecting increased operating rates in all of Ternium’s facilities; and $152.9 million higher price and volume of raw materials, supplies and other items.

	Change in inventory Dec’17 / Dec’16 ($ million)

	Price	Volume	Total

Finished steel goods	44.8	30.0	74.7
Steel goods to undergo processing	213.4	99.1	312.5

Total steel goods	258.1	129.1	387.2

Raw materials, supplies and other items			152.9

Total inventory			540.2

The increase in trade and other receivables in 2017 reflected mostly higher prices and shipments in Ternium’s main steel markets. In addition, Ternium made income tax payments in excess of income tax accruals for an aggregate $273.4 million in 2017, as the payment of the balance of income tax for fiscal 2016 was very significant, reflecting a substantial increase in net income in 2016 compared to 2015.

Investing activities

Net cash used in investing activities in 2017 was $2.0 billion, primarily attributable to a net cash use of $1.6 billion in connection with the acquisition of Ternium Brasil and related transactions, and capital expenditures of $409.4 million.

Financing activities

Net cash provided by financing activities was $1.8 billion in 2017, primarily attributable to net proceeds from borrowings of $2.0 billion, partially offset by total dividend payments of $226.9 million ($196.3 million to the Company’s shareholders and $30.6 million to non-controlling interest).

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in US dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, please see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering this fact and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-agreed overdraft transactions. As of December 31, 2017, these facilities were mainly denominated in US dollars, Argentine pesos and Colombian pesos (88.5%, 10.3% and 0.9% of total financial liabilities, respectively). Total financial debt (inclusive of principal and interest accrued thereon) increased by $2.0 billion in the year, from $1.2 billion as of December 31, 2016, to $3.2 billion as of December 31, 2017. As of December 2017, current borrowings were 46.7% of total borrowings, none of which corresponded to borrowings with related parties.

Net financial debt (total financial debt less cash and cash equivalents plus other investments) increased by $1.9 billion in 2017, from $0.9 billion as of December 31, 2016, to $2.7 billion as of December 31, 2017. Net financial debt as of December 31, 2017 equaled 1.4 times 2017 EBITDA.

Ternium’s weighted average interest rate for 2017 was 4.8%, a decrease compared to the 6.9% average interest rate in 2016. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the US dollar-equivalent outstanding principal amount of each instrument as of December 31, 2017. The year-over-year decrease in average interest rates was due mainly to lower participation of Argentine peso denominated debt in the currency mix, as nominal interest rates in Argentina reflect high local inflation rates.

Most significant borrowings and financial commitments

Our most significant borrowings as of December 31, 2017 were those outstanding under Ternium Mexico’s 2013 syndicated loan facility, Tenigal’s 2012 syndicated loan facility, and Ternium Investments S.à.r.l.’s (Ternium Investments) 2017 syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions.

$ million

Date	Borrower	Type	Original principal	Outstanding principal amount as of	Maturity
			Amount	December 31, 2017
November 2013	Ternium Mexico	Syndicated loan	800	155	November 2018
2012/2013	Tenigal	Syndicated loan	200	125	July 2022
September 2017	Ternium Investments	Syndicated loan	1,500	1,500	September 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2017, we were in compliance with all covenants under our loan agreements.

Our most significant financial commitments as of December 31, 2017, were the following:

A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of its facilities. As of December 31, 2017, Ternium’s guarantee amounted to approximately $346 million, based on an outstanding loan amount of $720 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2017, Techgen and Ternium, as guarantor, were in compliance with all of its covenants.

A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2017, the outstanding value of this commitment was approximately $265 million. Our exposure under the guarantee in connection with these agreements amounts to $127 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2017.

For further information on our financial instruments, borrowings, commitments and financial risk management please see notes 22, 23, 24, 25 and 29 to our consolidated financial statements included in this annual report.

Recent Developments

Agreement regarding governance of Usiminas

On February 8, 2018, the Company’s subsidiary Ternium Investments S.à r.l. entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Board of Directors, as well as a new mechanism for the nomination of other members of Usiminas’ Executive Board. In addition, the Agreement incorporates an exit mechanism.

Annual dividend proposal

On February 20, 2018, the Company’s board of directors proposed that an annual dividend of $0.11 per share ($1.10 per ADS), or approximately $215.9 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2018. If the annual dividend is approved, it will be paid on May 10, 2018. Ternium’s dividend payments have been growing over the years, starting from 0.50 dollars per ADS in 2006, the year of the initial public offering and listing.

05_Environmental, Social and Governance

Ternium believes that the long-term prosperity of the company and the communities surrounding its operations are entwined. Environmental protection and the individual’s health and safety are paramount values for Ternium, and directors, officers and employees have a mandate to observe this value and to promote and share related policies with the company’s value chain and with the communities where it operates.

Ternium aims to achieve the highest standards of environment care, health and safety, incorporating the principles of sustainable development throughout its business. Health and safety, customer satisfaction, environment protection and community development are identified as integrated key drivers of our business. The entire organization is oriented towards achieving these goals.

Environment, health and safety (EHS)1516

Under Ternium’s environmental and health and safety policies in place, environmental, health and safety management and risk assessment are integrated in all business processes. Management is responsible and accountable for achieving excellence in environmental, health and safety performance for successful business results.

15 Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

16 Injuries frequency rate refers to total quantity of injuries per million of hours worked.

(*) Ternium Brasil’s facilities, acquired during the year, are included starting September 2017.

Ternium is committed to training all its employees in the appropriate use of its EHS management systems, strengthening its management through updating of professional and managerial skills, fostering diversity, emphasizing employee evaluation and motivation and complying with the ethical principles established in its code of conduct.

Ternium recognizes the importance of implementing its environment and health and safety policies throughout its management systems, covering the entire supply chain from suppliers to customers and the proper and efficient use of its products in accordance with their agreed specifications.

World Steel Association (worldsteel) forums

Ternium’s environment, health and safety policies abide by worldsteel’s policy statement and its principles for excellence in safety and occupational health. worldsteel forums address various matters of interest for the industry, including the Climate Change Policy, Life Cycle Assessment, Carbon Dioxide (CO2) Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups. These forums are focused on sustainable development, environment, safety and occupational health, and develop consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set industrial process improvement plans.

Environmental certifications

Ternium’s management of its environmental footprint leans on a unified environmental management system that integrates all of its production units. The company periodically certifies its procedures, which in turn help us identify improvement opportunities and update our environmental management processes. Ternium also certifies each facility’s management system under ISO 14001. This standard was created by the International Organization for Standardization, a network of national standardization institutes that work together with governments, the industry and consumer representatives with the purpose of supporting the implementation of an environment management plan in public and private organizations.

Our recently acquired facility in Rio de Janeiro, Brazil has become the main focus of our ISO 14001 certification project. We aim to obtain a ISO 14001 certificate for this facility by year-end 2018, which would enable us to achieve a certification rate, as reported to worldsteel, of approximately 99% of our work force.

In addition, every year Ternium revalidates each steel and in-use mining facility in Mexico with Clean Industry certificates issued by Mexican environmental authorities. The Clean Industry standard is the result of an environmental voluntary program developed by the Mexican government in collaboration with ema, a network of private companies and national chambers that design technical standards and rate laboratories, inspection bodies and certification bodies. The standards set for Clean Industry certificates are in line with the requirements of Mexican environmental legislation.

Environmental investments

Ternium continuously invests in best-available technologies to maximize the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and wastewater. These initiatives usually require significant investments in new equipment, such as de-dusting systems, scrap handling facilities or briquetting facilities to clean and recycle material recovered from air emissions; and hydrochloric acid regeneration facilities and coke-oven gas treatment facilities to capture re-usable by-products. Ternium’s energy efficiency program generates dozens of new energy-saving projects every year. This program is a continuous initiative encompassing all of Ternium’s facilities to reduce greenhouse gas emissions and operating costs.

Occupational, health and safety certification

Ternium’s programs to improve safety in its production units are managed through a unified health and safety management system. The company periodically certifies its procedures, which helps us find new opportunities to improve our safety management systems and ensure their compliance with our health and safety policy.

Ternium’s steelmaking and steel processing facilities in Mexico, Argentina, Colombia and Guatemala are certified under OHSAS 18001. The Occupational Health and Safety Assessment Series (OHSAS) standard is the result of a concerted effort from a number of the world’s leading national standards bodies, certification bodies and specialist consultancies to help develop safety management systems with the highest level of excellence.

We are currently working on the certification process of our mining facilities in Mexico. In addition, we are implementing our health and safety programs and management system in our recently acquired facility in Rio de Janeiro, Brazil.

Safety management improvements for critical production processes

We performed a diagnosis and identification of process hazards at critical processes in our mining, steelmaking and steel processing facilities in Mexico, Argentina and Colombia, and are now working on sustainability. With the assistance of DuPont, a renowned authority in industrial safety, we developed new safety management tools for critical processes and consolidated a safe administration of critical processes.

Community relations

Ternium’s social programs focus on helping strengthen our neighboring communities and forge deepening ties with them. We work together with local institutions to develop projects in the areas of education, health and social integration. Lead by the principle “help those who help themselves”, the company promotes initiatives that improve life quality and strengthen institutions that foster education and welfare of our communities.

Ternium supports several state-run technical schools near its facilities in the Ramallo and Ensenada industrial areas in Argentina and the Monterrey industrial area in Mexico. This endeavor has contributed to a significant improvement of the training level of their graduates. In addition to Ternium, this program involves local governments and the Hermanos Agustín y Enrique Rocca foundation, a non-governmental organization linked to the Techint Group committed to community development.

The program provides technical internships at workshops and training at operating areas of the company’s industrial centers, in addition to technical training programs in schools. We offer activities for developing teachers’ skills and school management. Moreover, the program funds the expansion and improvement of school infrastructure, and makes cash contributions for the purchase of new equipment or the enhancement of existing equipment.

Ternium has programs aimed at improving basic education in low-income communities near its facilities. It provides support to elementary schools in San Nicolás de los Garza and Pesquería, Mexico, and in Ramallo, Argentina, and also organizes workshop academies in Pihuamo, Aquila and Alzada in Mexico.

Together with the Hermanos Agustín y Enrique Rocca foundation, Ternium funds scholarships for high-school and university students from local communities in Mexico, Argentina, Colombia and Guatemala. It also organizes health fairs, clinical examination, and disease and addiction prevention campaigns aimed at increasing the community’s awareness and gaining of a basic understanding of how to prevent and take care of various health issues.

In addition, the company supports and funds a basic health care unit in Aquila, Mexico, and health care infrastructure improvements in various locations. As part of its health care initiative, the company fosters sports through activities organized together with local institutions, such as annual marathons and sport leagues involving schools in its facilities’ neighboring communities.

Support to the industrial network

Ternium offers assistance and training to small and medium enterprises (SMEs) to foster the industrial value chain in Mexico and Argentina. With the participation of approximately 1,500 companies, the ProPymes program provides a variety of services, including training, industrial assistance, institutional assistance, commercial support and financial aid. Through these means, ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs, which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the whole value chain of the best practices utilized in the industry.

Training programs are performed in-house or at universities or business schools. They cover an expanding range of SMEs needs and are continuously updated and broadened in order to adapt to the requirements of managers, white-collar and blue-collar employees.

Industrial assistance programs include a broad array of issues from the use of automation technology and optimization of production facilities, to the development of environment, health and safety protocols and human resources management.

The institutional assistance program helps SMEs develop strategies aimed at ensuring a level playing field in the local market, given the potential threat of increased unfairly traded imports. Assistance efforts included those for the setting of industry chambers, the development of technical standards for industrial products and institutional initiatives aimed at improving SMEs competitiveness. In addition, we help SMEs set their own corporate social programs through the implementation of a support program for technical educational institutes.

Commercial support initiatives include the promotion of commercial ties between SMEs and potential customers in the automotive sector and other industries in our value chain, and assistance in the development process required to become a supplier of a large company. In addition, we offer SMEs to leverage on the Techint Group’s global network of commercial offices in order to enhance their market reach.

The financial assistance program aims at fostering investments to enhance productivity and increase installed capacity, taking advantage of government-sponsored low-cost financing instruments.

Corporate governance

Ternium S.A. is organized as a public limited liability company (société anonyme), organized under the laws of the Grand Duchy of Luxembourg. The Company holds controlling stakes in steel companies operating in Latin America and the Southern United States. San Faustín S.A., the holding company of the Techint Group, an international group of companies, has a 62% controlling interest in Ternium. San Faustín also has controlling interests in Tenaris, a global supplier of steel pipes and related services mainly for the energy industry which holds an additional 11% interest in Ternium; Tecpetrol, an oil and gas company; Techint, an engineering and construction company; Tenova, a supplier of equipment and technology for iron mining and steel; and Humanitas, a network of hospitals in Italy.

The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. The general extraordinary meeting of shareholders held on May 6, 2015 renewed the validity of the Company’s authorized share capital until 2020. As of December 31, 2017, there were 2,004,743,442 shares issued and outstanding, of which 41,666,666 are held in the Company’s treasury.

The Company’s ADSs are listed in the New York Stock Exchange. Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares, which underlie their ADSs. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Our articles of association provide that our annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

The Company’s board of directors is currently comprised of eight directors, of whom three are independent under the articles of association and SEC regulations applicable to foreign private issuers. The board of directors has an audit committee consisting of three independent members. The charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities, which include the responsibility to review material transactions with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In addition, the audit committee reports to the board of directors on the adequacy of the systems of internal control over financial reporting.

Ternium has adopted a Code of Conduct incorporating guidelines and standards of integrity and transparency that applies to all directors, officers and employees. In addition, it has adopted a Code of Ethics for Senior Financial Officers, a Transparency Policy governing relationships with third parties, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Antifraud Policy, a Policy on Securities Trading and a Human Rights Policy.

Ternium has an internal audit area that reports to the Chairman of the Board of Directors and, with respect to internal control over financial reporting, to the Audit Committee. The internal audit area evaluates and reassures the effectiveness of control processes, risk management and governance. Ternium established and encourages the use of a web-based anonymous compliance line to report situations contrary to the Code of Conduct, which operates according to the procedures designed by the internal audit area.

Ternium has an Internal Control and Business Conduct Compliance Officer reporting to the CEO of the Company, who has responsibility for identifying and mitigating corruption risks and fostering a culture of ethical and transparent conduct, and for designing norms aligned with national and international laws against corruption and bribery.

Ternium purchases most of its supplies through Exiros, a specialized procurement company whose ownership we share with Tenaris. Ternium’s suppliers undergo a rigorous process of selection to ensure governance standards are in place, in line with applicable laws and regulations and in accordance with our Health and Safety and Environmental policies and Code of Conduct. Our Code of Conduct for Suppliers covers ethical behavior, compliance with law, and health, safety and environmental care.

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2017 and 2016 and

for the years ended on December 31, 2017, 2016 and 2015

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

Audit report

To the Board of Directors and Shareholders of

Ternium S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Ternium S.A. (the Company) and its subsidiaries (the Group) as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

What we have audited

The Group’s consolidated financial statements comprise:

•       the consolidated statement of financial position as at 31 December 2017;

•       the consolidated income statement for the year then ended;

•       the consolidated statement of comprehensive income for the year then ended;

•       the consolidated statement of changes in equity for the year then ended;

•       the consolidated statement of cash flows for the year then ended; and

•       the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under those Law and standards are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the consolidated Annual report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s  ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

•       Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

•       Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Report on other legal and regulatory requirements

The consolidated Management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 21 March 2018
Represented by

Marc Minet

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2017	2016	2015

Net sales	5	9,700,296	7,223,975	7,877,449
Cost of sales	6	(7,403,025)	(5,384,390)	(6,477,272)

Gross profit		2,297,271	1,839,585	1,400,177

Selling, general and administrative expenses	7	(824,247)	(687,942)	(770,292)
Other operating income (expenses), net	9	(16,240)	(9,925)	9,454

Operating income		1,456,784	1,141,718	639,339

Finance expense	10	(114,583)	(89,971)	(89,489)
Finance income	10	19,408	14,129	7,981
Other financial income (expenses), net	10	(69,915)	37,957	(17,922)
Equity in earnings (losses) of non-consolidated companies	3 & 14	68,115	14,624	(272,810)

Profit before income tax expense		1,359,809	1,118,457	267,099

Income tax expense	11	(336,882)	(411,528)	(207,320)

Profit (Loss) for the year		1,022,927	706,929	59,779

Attributable to:
Owners of the parent		886,219	595,644	8,127
Non-controlling interest		136,708	111,285	51,652

Profit (Loss) for the year		1,022,927	706,929	59,779

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.45	0.30	0.00

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2017	2016	2015

Profit (Loss) for the year	1,022,927	706,929	59,779

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(95,462)	(141,665)	(409,767)
Currency translation adjustment from participation in non-consolidated companies	(8,931)	53,858	(230,774)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	735	641	1,277
Income tax relating to cash flow hedges and available-for-sale financial instruments	(107)	(192)	(371)
Other comprehensive income items	(96)	(1,542)	-
Other comprehensive income items from participation in non-consolidated companies	191	1,054	973

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(15,068)	(14,735)	5,277
Income tax relating to remeasurement of post employment benefit obligations	4,916	2,571	(1,946)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	3,954	(15,817)	(5,113)

Other comprehensive loss for the year, net of tax	(109,868)	(115,827)	(640,444)

Total comprehensive income (loss) for the year	913,059	591,102	(580,665)

Attributable to:
Owners of the parent	815,434	534,827	(457,750)
Non-controlling interest	97,625	56,275	(122,915)

Total comprehensive income (loss) for the year	913,059	591,102	(580,665)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2017		December 31, 2016
ASSETS

Non-current assets
Property, plant and equipment, net	12	5,349,753		4,135,977
Intangible assets, net	13	1,092,579		842,557
Investments in non-consolidated companies	14	478,348		418,379
Other investments	18	3,380		5,998
Deferred tax assets	20	121,092		85,795
Receivables, net	15	677,299		132,580
Trade receivables, net	16	4,832	7,727,283	1,270	5,622,556

Current assets
Receivables, net	15	362,173		79,820
Derivative financial instruments	22	2,304		316
Inventories, net	17	2,550,930		1,647,869
Trade receivables, net	16	1,006,598		633,745
Other investments	18	132,736		144,853
Cash and cash equivalents	18	337,779	4,392,520	183,463	2,690,066

Non-current assets classified as held for sale			2,763		10,248

			4,395,283		2,700,314

Total Assets			12,122,566		8,322,870

EQUITY
Capital and reserves attributable to the owners of the parent			5,010,424		4,391,298

Non-controlling interest			842,347		775,295

Total Equity			5,852,771		5,166,593

LIABILITIES

Non-current liabilities
Provisions	19	768,517		6,950
Deferred tax liabilities	20	513,357		609,004
Other liabilities	21	373,046		302,784
Trade payables		2,259		9,305
Finance lease liabilities	23	69,005		-
Borrowings	24	1,716,337	3,442,521	396,742	1,324,785

Current liabilities
Current income tax liabilities		52,940		178,112
Other liabilities	21	357,001		228,081
Trade payables		897,732		603,119
Derivative financial instruments	22	6,001		287
Finance lease liabilities	23	8,030		-
Borrowings	24	1,505,570	2,827,274	821,893	1,831,492

Total Liabilities			6,269,795		3,156,277

Total Equity and Liabilities			12,122,566		8,322,870

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount(4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2017	2.004.743	(150.000)	(23.295)	1.420.171	(2.324.866)	(2.336.929)	5.801.474	4.391.298	775.295	5.166.593
Profit for the year							886.219	886.219	136.708	1.022.927
Other comprehensive income (loss) for the year
Currency translation adjustment						(66.735)		(66.735)	(37.658)	(104.393)
Remeasurement of post employment benefit obligations				(4.642)				(4.642)	(1.556)	(6.198)
Cash flow hedges and others, net of tax				504				504	124	628
Others				88				88	7	95

Total comprehensive income (loss) for the year	-	-	-	(4.050)	-	(66.735)	886.219	815.434	97.625	913.059

Dividends paid in cash (5)							(196.308)	(196.308)	-	(196.308)
Dividends paid in cash to non-controlling interest (6)								-	(30.573)	(30.573)

Balance as of December 31, 2017	2.004.743	(150.000)	(23.295)	1.416.121	(2.324.866)	(2.403.664)	6.491.385	5.010.424	842.347	5.852.771

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2017, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.6 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.10 per share (USD 1.00 per ADS). Related to the dividends distributed on May 3, 2017, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 4.2 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Ternium Argentina S.A. (formerly Siderar S.A.I.C.).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount(4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
Profit for the year							595,644	595,644	111,285	706,929
Other comprehensive income (loss) for the year
Currency translation adjustment						(36,594)		(36,594)	(51,213)	(87,807)
Remeasurement of post employment benefit obligations				(25,749)				(25,749)	(2,232)	(27,981)
Cash flow hedges and others, net of tax				229				229	220	449
Others				1,297				1,297	(1,785)	(488)

Total comprehensive income (loss) for the year	-	-	-	(24,223)	-	(36,594)	595,644	534,827	56,275	591,102

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(50,829)	(50,829)

Balance as of December 31, 2016	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 4, 2016, and as 41,666,666 shares are held as treasury shares  by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Ternium Argentina S.A. (formerly Siderar S.A.I.C.).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the year							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				(3,218)				(3,218)	1,436	(1,782)
Cash flow hedges, net of tax				714				714	192	906
Others				905				905	68	973

Total comprehensive loss for the year	-	-	-	(1,599)	-	(464,278)	8,127	(457,750)	(122,915)	(580,665)

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								-	30,870	30,870
Sale of participation in subsidiary companies (8)								-	1,509	1,509
Acquisition of non-controlling interest (9)				29,626				(29,626)	(44,374)	(74,000)

Balance as of December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 6, 2015, and as 41,666,666 shares are held as treasury shares  by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Ternium Argentina S.A. (formerly Siderar S.A.I.C.).

(7) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V..

(8) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.

(9) Corresponds to the acquisition on the non-controlling interest in Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.) See note 2.b.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2017	2016	2015

Cash flows from operating activities
Profit (Loss) for the year		1,022,927	706,929	59,779
Adjustments for:
Depreciation and amortization	12 & 13	474,299	406,890	433,788
Income tax accruals less payments	27 (b)	(273,443)	182,332	(23,932)
Equity in (earnings) losses of non-consolidated companies	3 & 14	(68,115)	(14,624)	272,810
Interest accruals less payments	27 (b)	19,484	12,699	5,496
Results on the sale of participation in subsidiary companies	2 (b)	-	-	1,739
Changes in provisions	19	2,783	1,678	3,180
Changes in working capital (1)	27 (b)	(864,970)	(162,373)	509,144
Net foreign exchange results and others		70,894	(33,936)	61,487

Net cash provided by operating activities		383,859	1,099,595	1,323,491

Cash flows from investing activities
Capital expenditures	12 & 13	(409,402)	(435,460)	(466,643)
Loans to non-consolidated companies	14	(23,904)	(92,496)	(10,416)
Decrease (Increase) in other investments	18	14,986	86,340	(85,946)
Acquisition of business
Purchase consideration	3	(1,890,989)	-	-
Cash acquired	3	278,162	-	-
Investment in non-consolidated companies	3 & 14	-	(114,449)	(9,600)
Proceeds from the sale of property, plant and equipment		1,124	1,212	1,217
Dividends received from non-consolidated companies		65	183	-
Sale of participation in subsidiary company, net of cash disposed	2 (b)	-	-	(673)

Net cash used in investing activities		(2,029,958)	(554,670)	(572,061)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(196,308)	(176,677)	(176,677)
Dividends paid in cash to non-controlling interests		(30,573)	(50,829)	(32,743)
Finance Lease payments		(4,157)	-	-
Contributions from non-controlling shareholders in consolidated subsidiaries		-	-	30,870
Acquisition of non-controlling interest	2 (b)	-	-	(74,000)
Proceeds from borrowings		3,239,121	910,577	822,663
Repayments of borrowings		(1,205,827)	(1,191,770)	(1,379,747)

Net cash provided by (used in) financing activities		1,802,256	(508,699)	(809,634)

Increase (Decrease) in cash and cash equivalents		156,157	36,226	(58,204)

Movement in cash and cash equivalents
At January 1,		183,463	151,491	213,303
Effect of exchange rate changes		(1,841)	(4,254)	(3,608)
Increase (Decrease) in cash and cash equivalents		156,157	36,226	(58,204)

Cash and cash equivalents at December 31, (2)		337,779	183,463	151,491
Non-cash transactions:
Acquisition of PP&E under lease contract agreeements		77,035	-	-

(1)  The working capital is impacted by non-cash movement of USD (70.0) million as of December 31, 2017 (USD (73.8) million and USD (210.6) million as of December 31, 2016 and 2015, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 50, USD 83 and USD 88 as of December 31, 2017, 2016 and 2015, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 135,864, USD 150,851 and USD 237,191 as of December 31, 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business	14
4	Accounting policies	20
5	Segment information	40
6	Cost of sales	43
7	Selling, general and administrative expenses	44
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	44
9	Other operating income (expenses), net	45
10	Other financial income (expenses), net	45
11	Income tax expense	46
12	Property, plant and equipment, net	47
13	Intangible assets, net	48
14	Investments in non-consolidated companies	49
15	Receivables, net - non-current and current	51
16	Trade receivables, net – non-current and current	52
17	Inventories, net	52
18	Cash, cash equivalents and other investments	53
19	Allowances and provisions – non-current and current	53
20	Deferred income tax	54
21	Other liabilities – non-current and current	56
22	Derivative financial instruments	58
23	Finance leases	60
24	Borrowings	61
25	Contingencies, commitments and restrictions on the distribution of profits	63
26	Related party transactions	68
27	Other required disclosures	70
28	Recently issued accounting pronouncements	71
29	Financial risk management	73
30	Subsequent events - Agreement Regarding Governance Of Usiminas	80

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Notes to the Consolidated Financial Statements

1.                  GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2017, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.                  GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2017 and 2016, this special tax reserve amounted to USD 6.9 billion and USD 7.0 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.                  BASIS OF PRESENTATION

a)  Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2018), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2017, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2018.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2017	2016	2015

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Participaçoes S.A. (formerly Ternium Brasil S.A.) (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (formerly Siderar S.A.I.C.) (2)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (4)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (5)	Mexico	Holding	88.78%	88.78%	88.72%
Hylsa S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	88.78%	88.78%	88.72%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.78%	88.78%	88.72%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	88.78%	88.78%	88.72%
Galvamet America Corp (6)	USA	Manufacturing and selling of insulated panel products	88.78%	88.78%	88.72%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	88.78%	88.78%	88.72%
Técnica Industrial S.A. de C.V. (6)	Mexico	Services	88.78%	88.78%	88.72%
Acedor, S.A. de C.V. (6)	Mexico	Holding	88.78%	88.78%	88.72%
Galvacer America Inc (7)	USA	Distributing company	-	88.78%	88.72%
Ternium Gas México S.A. de C.V. (8)	Mexico	Energy services company	88.78%	88.78%	88.72%
Ternium Internacional Guatemala S.A. (9)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.39%	44.39%	44.36%
Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.39%	44.39%	44.36%
Exiros B.V. (10)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	66.14%	66.14%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.) (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (formerly Perfilamos del Cauca S.A.S.) (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (formerly Siderúrgica de Caldas S.A.S.) (12)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (14)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2017	2016	2015

Ternium Treasury Services S.A. (14)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (15)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc. (15)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (16)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (16)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium International USA Corporation (17)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (18)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (19)	Argentina	Other services	100.00%	100.00%	100.00%
Procesadora de Materiales Industriales S.A. (20)	Colombia	Scrap services company	-	-	100.00%
Ferropak Servicios S.A. de C.V. (21)	Mexico	Services	-	-	88.72%
Corporativo Grupo Imsa S.A. de C.V. (21)	Mexico	Services	-	-	88.72%
Ternium International Ecuador S.A. (22)	Ecuador	Marketing of steel products	-	-	100.00%
Ternium Staal B.V. (23)	Netherlands	Holding and marketing of steel products	100.00%	-	-
Ternium Brasil Ltda. (23)	Brazil	Manufacturing and selling of steel products	100.00%	-	-
Ecosteel Gestao de Efuentes Industriais S.A. (23)	Brazil	Other services	100.00%	-	-
Ecosteel Gestao de Águas Industriais S.A. (23)	Brazil	Other services	100.00%	-	-
Ternium del Atlántico S.A.S (24)	Colombia	Manufacturing and selling of steel products	100.00%	-	-

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) During the fourth quarter of 2017, Siderar S.A.I.C. changed its business name to Ternium Argentina S.A. Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(3) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Soluciones Integrales S.A. Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A. and Ternium Internacional S.A.

(4) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A. and Ternium Internacional S.A.

(5) Since the fourth quarter of 2017, indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L.U. Total voting rights held 100.00%. Before that, indirectly through Ternium Argentina S.A., Ternium Internacional S.A. and Ternium Internacional España S.L.U.

(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(7) This company dissolved as of December 11, 2017.

(8) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(9) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(10) Total voting rights held: 50.00%.

(11) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(12) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2 (b).

(13) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(14) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(15) Since the third quarter of 2017, indirectly through Ternium Investments S.à r.l. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments Switzerland AG.

(16) Since the third quarter of 2017, indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments Switzerland AG.

(17) Since the fourth quarter of 2017, indirectly through Ternium Investments S.à r.l. Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(18) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(19) Since the third quarter of 2017, indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L.U. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à r.l. and Technology and Engineering Services S.A.

(20) This company was dissolved as of December 6, 2016.

(21) Merged with Hylsa S.A. de C.V. during the fourth quarter of 2016.

(22) This company was dissolved as of September 27, 2016.

(23) Indirectly through Ternium Investments S.à r.l. Total voting rights held: 100.00%.

(24) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.                  BASIS OF PRESENTATION (continued)

The most important non-controlling interest is related to the investment in Ternium Argentina S.A., which is a company listed in the Buenos Aires Stock Exchange. Ternium Argentina stated in its annual accounts as of and for the year ended December 31, 2017, that revenues amounted to USD 2,301 million (2016: USD 1,892 million), net profit from continuing operations to USD 337 million (2016: USD 251 million), total assets to USD 2,820 million (2016: USD 2,415 million), total liabilities to USD 874 million (2016: USD 607 million) and shareholders’ equity to USD 1,945 million (2016: USD 1,807 million). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

b)  Acquisition of non-controlling interest in Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.)

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ternium Colombia for a total consideration of USD 74.0 million. The Ternium Colombia transaction closed on April 7, 2015 and it was accounted for as an acquisition of non-controlling interest resulting in a decrease of equity attributable to the owners of the parent company amounting to USD 29.6 million. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million, with no significant impact in these consolidated financial statements.

3.                  ACQUISITION OF BUSINESS

(a)   CSA Siderúrgica do Atlântico Ltda. (now Ternium Brasil Ltda.) and thyssenkrupp Slab International B.V. (now Ternium Staal B.V.)

(a) The acquisition

On September 7, 2017, Ternium completed the acquisition from thyssenkrupp AG (“tkAG”) of a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”), a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and having an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The acquisition is expected to substantially increase Ternium’s steelmaking capacity and strengthen its business in strategic industrial sectors across Latin America.

As part of the transaction, tkAG assigned to Ternium a slab commitment agreement providing for an arrangement relating to the purchase of CSA-manufactured carbon steel slabs under the terms of a slab frame supply agreement and related annual slab off-take agreements between tkSI and the entity that acquired thyssenkrupp’s former Calvert re-rolling facility in Alabama, United States of America. Such slab commitment agreement provided for a commitment by such entity to purchase from tkSI approximately 2.0 million tons of CSA-manufactured carbon steel slabs per year until September 30, 2019, at the price resulting from the pricing formula set forth therein.  This slab commitment agreement was amended on December 20, 2017, spreading deliveries of the remaining slab volumes committed under such agreement through December 2020.

The purchase price paid by Ternium in the acquisition totaled approximately USD 1,891 million.

Ternium began consolidating the balance sheets and results of operations of tkSI and CSA as from September 7, 2017, and CSA changed its name to Ternium Brasil Ltda. and tkSI was renamed Ternium Staal B.V.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.                         ACQUISITION OF BUSINESS (continued)

The acquired business contributed revenues of USD 864 million and a net profit of USD 64 million to the Company for the period from September 7, 2017, to December 31, 2017. Had the acquisition occurred on January 1, 2017, pro-forma revenue and net loss for the year ended December 31, 2017, would have been USD 2,398 million and USD 6 million, respectively. These amounts have been calculated using Ternium Staal B.V.’s consolidated results and adjusting them for the additional depreciation and amortization that would have been recovered assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from January 1, 2017.

(b) Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	USD

Property, plant and equipment and Intangible assets	1,573,946
Inventories	400,047
Cash and cash equivalents	278,162
Trade receivables	63,710
Other receivables	705,058
Deferred tax assets	13,686
Provisions	(799,938)
Trade payables	(219,604)
Other assets and liabilities, net	(124,078)
Net assets acquired	1,890,989

According to this preliminary purchase price allocation, no goodwill was recorded.

Ternium entered into several derivative contracts to partially hedge the currency volatility risk associated with the Euro-denominated transaction price. As of the date of the closing of the acquisition, the fair value of those contracts amounted to USD 75.9 million. Such value was deducted from the purchase consideration.

The preliminary purchase price allocation disclosed above is currently under analysis with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over Property, plant and equipment, Intangible assets and Provisions) during the twelve months following the acquisition date.

(c) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.                         ACQUISITION OF BUSINESS (continued)

The main contingencies recognized in the Company’s consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of tkSI and CSA include the following:

(i)      Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of USD 24.5 million was recorded at the acquisition date in connection with this matter (USD 23.4 million as of December 31, 2017).

(ii)    Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2015, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of USD 57.7 million was recorded as of the acquisition date in connection with this matter (USD 54.9 million as of December 31, 2017).

(iii)    ICMS deferral tax benefit - Unconstitutionality

Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional. As of the date of these consolidated financial statements, Brazil’s Federal Supreme Court has not yet ruled on the matter.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.                         ACQUISITION OF BUSINESS (continued)

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States are required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160, and then to file all relevant documents concerning such incentives with CONFAZ on or before June 29, 2018. The States may request the postponement of such deadlines, subject to CONFAZ’s approval.

As part of such confirmation process, in December 2017 the Rio de Janeiro State tax authorities requested Ternium Brasil to satisfy certain document and information requirements pertaining to its ICMS incentive and, in January 2018, Ternium Brasil filed all documents and information so requested. As of the date of these consolidated financial statements, the Rio de Janeiro State has not concluded its confirmation process and is therefore yet to publish the list of ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive as of the acquisition date amounted to approximately USD 1,089 million. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of USD 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of USD 325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. (USD 620.1 million and USD 310.0 million, respectively, as of December 31, 2017). The calculation of this contingency is provisional and has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk of USD 1,630 million (including estimated penalties and interests).

(d) Acquisition financing

The acquisition was mainly financed through an unsecured 5-year syndicated facility in the principal amount of USD 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks.

The facility will be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V.  The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. As of December 31, 2017, the borrower and the guarantor were in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.                  ACQUISITION OF BUSINESS (continued)

(b)   Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (2016)

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Ternium Argentina S.A. (“Ternium Argentina”), Ternium Argentina’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Ternium Argentina and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million. As of September 30, 2014, the discount rate used to test the investment in Usiminas for impairment was 10.4%.

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. Consequently, Ternium, in a conservative approach, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by USD 191.9 million.

On April 20, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.                  ACQUISITION OF BUSINESS (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group and has a participation in Usiminas’ results of 20.5%.

As of December 31, 2017, the closing price of the Usiminas ordinary and preferred shares, as  quoted on the BM&F Bovespa Stock Exchange, was BRL 10,83 (approximately USD 3,27; 2016: BRL 8,26 – USD 2,53) per ordinary share and BRL 9,10 (approximately USD 2,75; 2016: BRL 4,10 – USD 1,26) per preferred share, respectively. Accordingly, as of December 31, 2017, Ternium’s ownership stake had a market value of approximately USD 817.6 million (2016: USD 625.5 million) and a carrying value of USD 466.3 million (2016: USD 411.1 million).

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016 and the improvement in business conditions may lead to an increase in the value of the investment in Usiminas in future periods.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                         ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2016.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)    Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOU NTING POLICIES (continued)

(b)    Foreign currency translation

(1)  Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c)    Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•    Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•    Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2017 and 2016, there are USD 6.1 million and USD 14.7 million classified under this category, respectively;

•    Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

• Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2017 and 2016, there are no AFS amounts classified under this category, respectively;

•    Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

(d)    Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2017, 2016 and 2015.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

           Amortization charges are included in cost of sales, selling, general and administrative expenses.

(e)    Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2)  Mining assets

Mining assets include:

(a)  Mining licenses acquired;

(b)  Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and

(c)  Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2017, 2016 and 2015, is approximately 7%, 7% and 10% per year, respectively.

(3)   Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

•  Rights to explore in an area have expired or will expire in the near future without renewal;

•  No further exploration and evaluation is planned or budgeted;

•  A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

•  Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2017 and 2016, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2017, 2016 and 2015 totaled USD 9.8 million, USD 9.2 million and USD 6.2 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.). These customer relationships were amortized using the straight-line method over a useful life of approximately 10 years. As of December 31, 2017, these assets are fully amortized.

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. The value of the slab commitment agreement by which Ternium Investments S.à r.l. is entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils will be amortized using the units of slabs sold method.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.). As of December 31, 2017, these assets are fully amortized.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)   Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2017 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 11.49% (as of December 31, 2016, 10.82%).

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2015 and 2014, during the years 2017, 2016 and 2015, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

(g)  Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(h)   Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (bb) (4)).

(i)   Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

(j)    Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k)   Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2017 and 2016 totals USD 2.8 million and USD 10.2 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)   Borrowings

Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(m)  Finance leases

Leases of property, plant and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

(n)   Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(o)    Employee liabilities

(1) Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2017 and 2016, the outstanding liability corresponding to the Program amounts to USD 30.8 million and USD 23.4 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2017 and 2016, is USD 30.3 million and USD 24.1 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p)    Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(q)    Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r)    Revenue recognition and other income

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(s)    Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2017, 2016 and 2015, the capitalized borrowing costs are not material.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(t)    Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u)    Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v)   Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w)   Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x)   Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

(y)  Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2017 and 2016, the effective portion of designated cash flow hedges (net of taxes) amounted to USD 0.7 million and USD 0.1 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z)   Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa)   Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.

b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb)   Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)   Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2017 was 11.49% and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

(2)   Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)    Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 768.5 million and USD 7.0 million as of December 31, 2017 and 2016, respectively.

(4)   Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2017 and 2016, the Company recorded no allowance for net realizable value and USD 36.2 million and USD 33.4 million, respectively, as allowance for obsolescence.

(5)   Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•   whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•   whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•   whether the carrying amount of the net assets of the entity is more than its market capitalization;

•   whether evidence is available of obsolescence or physical damage of an asset.

•   whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•   whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                  ACCOUNTING POLICIES (continued)

Considering that no impairment indicators were identified as of December 31, 2017 and 2016, the Company only tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

(6)   Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2017 and 2016, allowance for doubtful accounts totals USD 16.5 million and USD 6.0 million, respectively.

(7)   Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

• Asset carrying amounts may be affected due to changes in estimated future cash flows.

• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(8)   Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy.  Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.                   ACCOUNTING POLICIES (continued)

(9)  Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3 (a).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.                  SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in Brazil, United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2017
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	9,700,260	271,477	(271,441)	9,700,296
Cost of sales	(7,465,751)	(212,860)	275,586	(7,403,025)

Gross profit	2,234,509	58,617	4,145	2,297,271

Selling, general and administrative expenses	(811,487)	(12,760)	-	(824,247)
Other operating income, net	(17,011)	771	-	(16,240)

Operating income - IFRS	1,406,011	46,628	4,145	1,456,784

Management view
Net sales	9,700,260	287,152	(287,116)	9,700,296
Operating income	1,065,605	66,694	(1,291)	1,131,008
Reconciliation items:
Differences in Cost of sales				325,776

Operating income - IFRS				1,456,784

Financial income (expense), net				(165,090)
Equity in (losses) earnings of non-consolidated companies				68,115

Income before income tax expense - IFRS				1,359,809

Depreciation and amortization - IFRS	(424,529)	(49,770)	-	(474,299)

	Year ended December 31, 2016
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	7,221,751	204,894	(202,670)	7,223,975
Cost of sales	(5,391,038)	(192,038)	198,686	(5,384,390)

Gross profit	1,830,713	12,856	(3,984)	1,839,585

Selling, general and administrative expenses	(677,007)	(10,935)	-	(687,942)
Other operating income, net	(9,543)	(382)	-	(9,925)

Operating income - IFRS	1,144,163	1,539	(3,984)	1,141,718

Management view
Net sales	7,221,751	208,230	(206,006)	7,223,975
Operating income	936,164	3,871	269	940,303
Reconciliation items:
Differences in Cost of sales				201,415

Operating income - IFRS				1,141,718

Financial income (expense), net				(37,885)
Equity in (losses) earnings of non-consolidated companies				14,624

Income before income tax expense - IFRS				1,118,457

Depreciation and amortization - IFRS	(361,685)	(45,205)	-	(406,890)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2015
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	-	(770,292)
Other operating income, net	9,151	303	-	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	-	(433,788)

GEOGRAPHICAL INFORMATION

The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the business combination disclosed in note 3 (a).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2017
	Mexico	Southern region	Other markets (2)	Total

Net sales	5,629,267	2,316,444	1,754,585	9,700,296

Non-current assets (1)	4,042,914	643,411	1,756,007	6,442,332

	Year ended December 31, 2016
	Mexico	Southern region	Other markets	Total

Net sales	4,491,761	1,867,622	864,592	7,223,975

Non-current assets (1)	4,108,539	634,048	235,947	4,978,534

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772

(1) Includes Property, plant and equipment and Intangible assets
(2) Includes the assets related to the business acquisition disclosed in note 3 (a).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.                  SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2017	2016	2015

Semi-finished (1)	123,752	19,878	88,264
Slabs	715,513	-	-
Hot rolled (2)	3,366,697	2,763,403	3,049,433
Cold rolled	1,321,663	1,110,671	1,176,019
Coated (3)	3,391,328	2,900,009	3,004,700
Roll-formed and tubular (4)	472,253	413,991	509,034
Other products (5)	309,090	16,023	49,999

TOTAL SALES	9,700,296	7,223,975	7,877,449

(1)      Semi-finished includes billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.

(5)      Other products include mainly sales of energy and pig iron.

6.                  COST OF SALES

	Year ended December 31,
	2017	2016	2015

Inventories at the beginning of the year	1,647,869	1,579,120	2,134,034
Acquisition of business (Note 3)	400,047	-	-
Translation differences	(97,148)	(82,515)	(204,512)

Plus: Charges for the year
Raw materials and consumables used and other movements	6,337,283	4,060,783	4,548,219
Services and fees	110,949	77,698	86,874
Labor cost	673,821	560,513	599,989
Depreciation of property, plant and equipment	348,415	314,649	335,302
Amortization of intangible assets	35,275	40,225	48,442
Maintenance expenses	480,496	457,734	507,895
Office expenses	7,350	7,112	6,683
Insurance	7,968	8,432	9,435
(Recovery) Charge of obsolescence allowance	(4,028)	4,600	(4,816)
Recovery from sales of scrap and by-products	(25,973)	(21,010)	(31,096)
Others	31,631	24,918	19,943

Less: Inventories at the end of the year	(2,550,930)	(1,647,869)	(1,579,120)

Cost of Sales	7,403,025	5,384,390	6,477,272

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

7.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2017	2016	2015

Services and fees (1)	86,990	65,965	69,434
Labor cost	229,529	193,118	214,352
Depreciation of property, plant and equipment	12,345	13,589	13,761
Amortization of intangible assets	78,264	38,427	36,283
Maintenance and expenses	5,038	3,092	4,957
Taxes	98,786	90,166	130,061
Office expenses	35,922	36,223	40,487
Freight and transportation	259,898	234,801	246,762
(Decrease) Increase of allowance for doubtful accounts	685	288	(824)
Others	16,790	12,273	15,019

Selling, general and administrative expenses	824,247	687,942	770,292

(1)  For the year ended December 31, 2017, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,501, including USD 2,863 for audit services, USD 91 for audit-related services, USD 229 for tax services and USD 318 for all other services.

For the year ended December 31, 2016, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,385, including USD 2,869 for audit services, USD 99 for audit-related services, USD 251 for tax services and USD 166 for all other services.

For the year ended December 31, 2015, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,888, including USD 3,535 for audit services, USD 114 for audit-related services, USD 217 for tax services and USD 22 for all other services.

8.                  LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2017	2016	2015

Wages, salaries and social security costs	849,354	698,825	754,063
Termination benefits	25,783	27,048	30,888
Post-employment benefits (Note 21 (i))	28,213	27,758	29,390

Labor costs	903,350	753,631	814,341

As of December 31, 2017, 2016 and 2015, the quantity of employees was 21,335, 16,725 and 16,739, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

9.                  OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2016	2015

Results of sundry assets	1,190	1,270	2,009
Other operating income	-	-	10,625

Other operating income	1,190	1,270	12,634

Provision for legal claims and other matters (Note 19 and 25 (ii))	(2,783)	(1,678)	(3,180)
Other operating expense	(14,647)	(9,517)	-

Other operating expense	(17,430)	(11,195)	(3,180)

Other operating (expenses) income, net	(16,240)	(9,925)	9,454

10.              OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2016	2015

Interest expense	(114,583)	(89,971)	(89,489)

Finance expense	(114,583)	(89,971)	(89,489)

Interest income	19,408	14,129	7,981

Finance income	19,408	14,129	7,981

Net foreign exchange (loss) gain	(65,479)	20,334	(5,181)
Change in fair value of financial assets	(1,057)	7,663	(8,143)
Derivative contract results	4,132	11,614	(2,058)
Others	(7,511)	(1,654)	(2,540)

Other financial income (expenses), net	(69,915)	37,957	(17,922)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

11.              INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2017	2016	2015

Current tax	(450,384)	(394,045)	(234,040)

Deferred tax (Note 20)
Deferred tax	106,047	(16,821)	19,463
Effect of changes in tax law on deferred income tax (1)	7,455	2,028	3,080
Withholding tax on dividend distributions (2)	-	(2,690)	4,177

Income tax expense	(336,882)	(411,528)	(207,320)

(1)  For 2017, it includes mainly the effects of the Argentine tax reform, which became effective starting January 1, 2018, including a reduction in the corporate income tax rate from 35% to 30% during the first two years (i.e., fiscal years starting on or after January 1, 2018 until December 31, 2019, inclusive) and to 25% going forward. Also, a one-time tax on an asset revaluation for tax purposes was approved. As of the date of these consolidated financial statements, the law has not yet been regulated and the tax authorities have not issued the regulations that establish the operative aspects that will allow the payment of the special tax. The Company is evaluating the exercise of the option, which could be exercised only when the law is regulated.

It also includes the effects of the US tax reform, which among other provisions, reduced the US corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and certain current tax payables to the newly enacted tax rates at the date of enactment. Consequently, the Company has recorded a net adjustment to deferred income tax benefit of USD 5.2 million for the year ended December 31, 2017.

For 2016, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 39% to 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax. For 2015, it includes mainly the effects of the Mexican mining tax.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

Income tax expense for the years ended December 31, 2017, 2016 and 2015 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2017	2016	2015

Income before income tax	1,359,809	1,118,457	267,099

Income tax expense at statutory tax rate	(387,666)	(324,592)	(135,974)
Non taxable income	16,232	606	4,980
Non deductible expenses	(24,070)	(5,838)	(19,408)
Effect of currency translation on tax base (1)	51,167	(81,042)	(64,175)
Withholding tax on dividend distributions	-	(2,690)	4,177
Effect of changes in tax law	7,455	2,028	3,080

Income tax expense	(336,882)	(411,528)	(207,320)

(1)Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

12.              PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2017
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Values at the beginning of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	-	(538,548)	(2,146,874)	(121,912)	-	-	(2,807,334)

Net book value at January 1, 2017	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Opening net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977
Translation differences	(677)	(45,808)	(42,248)	(1,188)	(13,982)	(3,697)	(107,600)
Acquisition of business (note 3)	32,187	505,339	602,654	4,102	80,878	31,878	1,257,038
Additions	2,778	9,385	84,035	2,307	341,575	16,274	456,354
Capitalized borrowing costs	-	-	-	-	563	-	563
Disposals / Consumptions	(1,139)	(14,776)	(167)	(922)	(612)	(14,063)	(31,679)
Transfers	(98)	101,661	174,321	13,501	(290,215)	690	(140)
Depreciation charge	-	(73,880)	(269,272)	(13,898)	-	(3,710)	(360,760)

Closing net book value	562,042	1,533,436	2,640,650	47,580	456,021	110,024	5,349,753

Values at the end of the year
Cost	562,042	2,096,959	4,927,478	151,883	456,021	113,188	8,307,571
Accumulated depreciation	-	(563,523)	(2,286,828)	(104,303)	-	(3,164)	(2,957,818)

Net book value at December 31, 2017	562,042	1,533,436	2,640,650	47,580	456,021	110,024	5,349,753

	Year ended December 31, 2016
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Values at the beginning of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at January 1, 2016	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Opening net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566
Translation differences	(1,429)	(50,903)	(38,985)	(1,516)	(29,336)	(4,809)	(126,978)
Additions	611	8,161	1,539	5,908	371,575	19,075	406,869
Capitalized borrowing costs	-	-	-	-	1,759	-	1,759
Disposals / Consumptions	(1,217)	(2,048)	(265)	(1,234)	(660)	(16,232)	(21,656)
Transfers	2,591	157,454	266,704	30,617	(461,656)	945	(3,345)
Depreciation charge	-	(65,981)	(254,000)	(14,862)	-	6,605	(328,238)

Closing net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Values at the end of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	-	(538,548)	(2,146,874)	(121,912)	-	-	(2,807,334)

Net book value at December 31, 2016	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.              INTANGIBLE ASSETS, NET

	Year ended December 31, 2017
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	-	(272,923)	(72,622)	-	(616,172)

Net book value at January 1, 2017	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Opening net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557
Translation differences	(1,730)	-	-	-	-	-	(1,730)
Acquisition of business (note 3)	2,731	-	-	314,177	-	-	316,908
Additions	35,867	8,076	9,829	-	-	-	53,772
Disposals / Consumptions	(32)	-	-	-	-	-	(32)
Transfers	(512)	5,185	(5,185)	(4,845)	-	-	(5,357)
Depreciation charge	(26,874)	(15,431)	-	(70,191)	(1,043)	-	(113,539)

Closing net book value	60,909	94,337	10,333	264,693	-	662,307	1,092,579

Values at the end of the year
Cost	249,379	216,196	10,333	604,931	73,935	662,307	1,817,081
Accumulated depreciation	(188,470)	(121,859)	-	(340,238)	(73,935)	-	(724,502)

Net book value at December 31, 2017	60,909	94,337	10,333	264,693	-	662,307	1,092,579

	Year ended December 31, 2016
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at January 1, 2016	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Opening net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206
Translation differences	(1,216)	-	-	-	-	-	(1,216)
Additions	19,775	14,118	398	-	-	-	34,291
Disposals / Consumptions	(69)	-	(3)	-	-	-	(72)
Depreciation charge	(33,774)	(13,867)	-	(29,611)	(1,400)	-	(78,652)

Closing net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Values at the end of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	-	(272,923)	(72,622)	-	(616,172)

Net book value at December 31, 2016	51,459	96,507	5,689	25,552	1,043	662,307	842,557

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2017	2016

At the beginning of the year	418,379	250,412

Equity in earnings (losses) of non-consolidated companies	68,115	14,624
Other comprehensive income	(4,786)	39,077
Acquisition of additional shares (note 3)	-	114,449
Dividends from non-consolidated companies	(3,360)	(183)

At the end of the year	478,348	418,379

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	466,299	411,134
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	6,862	3,444
Other non-consolidated companies (1)					5,187	3,801

					478,348	418,379

(1)  It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a)    Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2017 and 2016, the value of the investment in Usiminas is comprised as follows:

Value of investment	As of December 31, 2017	As of December 31, 2016

At the beginning of the year	411,134	239,960
Share of results (1)	63,030	16,832
Other comprehensive income	(4,570)	39,893
Dividends	(3,295)	-
Acquisition of additional shares (note 3)	-	114,449

At the end of the year	466,299	411,134

(1) It includes the adjustment of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,164,086
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	852,263

Purchase price allocation	78,688
Goodwill	314,218
Impairment	(778,870)

Total Investment in Usiminas	466,299

On February 8, 2018, Usiminas approved its annual accounts as of and for the year ended December 31, 2017, which state that revenues, net profit from continuing operations and shareholders’ equity amounted to USD 3,368 million, USD 100 million and USD 4,164 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2017	As of December 31, 2016

Assets
Non-current	5,662	6,086
Current	1,494	1,277
Other current investments	164	472
Cash and cash equivalents	535	221

Total Assets	7,855	8,056

Liabilities
Non-current	637	753
Non-current borrowings	1,707	2,104
Current	622	517
Current borrowings	299	21

Total Liabilities	3,265	3,395

Non-controlling interest	426	508

Shareholders' equity	4,164	4,153

	USIMINAS
Summarized income statement (in million USD)	Year ended December 31, 2017	Year ended December 31, 2016

Net sales	3,368	2,443
Cost of sales	(2,854)	(2,292)
Gross Profit	514	151
Selling, general and administrative expenses	(206)	(180)
Other operating income (loss), net	(78)	(61)
Operating income	230	(90)
Financial expenses, net	(145)	(17)
Equity in earnings of associated companies	49	40
Profit (Loss) before income tax	134	(67)
Income tax benefit	(34)	(99)
Net profit (loss) before non-controlling interest	100	(166)
Non-controlling interest in other subsidiaries	(26)	(28)
Net profit (loss) for the year	74	(194)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b)    Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 23.9 million and USD 92.5 million, respectively, which are due in June 2020 .

For commitments from Ternium in connection with Techgen, see note 25.

15.              RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

Receivables with related parties (Notes 26 and 14 (b))	126,859	103,525
Employee advances and loans	4,171	3,888
Advances to suppliers for the purchase of property, plant and equipment	27,734	7,077
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	3,252	283
Tax credits (1)	202,853	17,371
Others (1)	312,430	436

Receivables, net – Non-current	677,299	132,580

	As of December 31,
	2017	2016

Value added tax	149,021	13,027
Tax credits	77,887	32,430
Employee advances and loans	6,429	6,645
Advances to suppliers	44,239	3,223
Advances to suppliers with related parties (Note 26)	3	-
Expenses paid in advance	13,244	9,148
Government tax refunds on exports	32,522	2,599
Receivables with related parties (Note 26)	29,190	709
Others	9,638	12,039

Receivables, net – Current	362,173	79,820

(1)  The increase in tax credits and other receivables corresponds mainly to the business acquisition included in note 3 (a).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

16.              TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

Trade receivables	4,832	1,270

Trade receivables, net – Non-current	4,832	1,270

Current accounts	926,310	633,622
Trade receivables with related parties (Note 26)	96,831	6,142
Allowance for doubtful accounts (Note 19)	(16,543)	(6,019)

Trade receivables, net - Current	1,006,598	633,745

	Trade receivables, net as of December 31, 2017
	Total	Fully performing	Past due

Guaranteed	412,036	366,902	45,134
Not guaranteed	615,937	543,791	72,146

Trade receivables	1,027,973	910,693	117,280

Allowance for doubtful accounts (Note 19)	(16,543)	-	(16,543)

Trade receivables, net	1,011,430	910,693	100,737

	Trade receivables, net as of December 31, 2016
	Total	Fully performing	Past due

Guaranteed	343,338	309,730	33,608
Not guaranteed	297,696	262,165	35,531

Trade receivables	641,034	571,895	69,139

Allowance for doubtful accounts (Note 19)	(6,019)	-	(6,019)

Trade receivables, net	635,015	571,895	63,120

17.              INVENTORIES, NET

	As of December 31,
	2017	2016

Raw materials, materials and spare parts	616,870	401,481
Goods in process	1,251,779	811,378
Finished goods	423,372	281,770
Goods in transit	295,106	186,673
Obsolescence allowance (Note 19)	(36,197)	(33,433)

Inventories, net	2,550,930	1,647,869

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.              CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

Investments in companies under cost method	252	-
Investments in debt instruments	3,128	5,998

Other investments, net – Non-current	3,380	5,998

	As of December 31,
	2017	2016

(i) Other investments
Other deposits with maturity of more than three months	132,736	144,853

Other investments - Current	132,736	144,853
(ii) Cash and cash equivalents
Cash and banks	100,739	70,711
Restricted cash	50	83
Short-term bank deposits	229,239	70,760
Other deposits with maturity of less than three months	7,751	41,909

Cash and cash equivalents	337,779	183,463

19.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2017

Values at the beginning of the year	6,950	18,301
Translation differences	(39,757)	853
Acquisition of business (note 3)	799,938	-
Additions	3,112	8,675
Reversals	(329)	-
Uses	(1,397)	-

At December 31, 2017	768,517	27,829

Year ended December 31, 2016

Values at the beginning of the year	8,142	18,273
Translation differences	(1,290)	(3,102)
Additions	2,757	3,130
Reversals	(1,079)	-
Uses	(1,580)	-

At December 31, 2016	6,950	18,301

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

19.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2017

Values at the beginning of the year	6,019	33,433	4,262
Translation differences	(504)	(860)	246
Acquisition of business (note 3)	10,822	12,385	-
Additions	1,365	9,959	443
Reversals	(680)	(13,987)	-
Uses	(479)	(4,733)	(2,292)

At December 31, 2017	16,543	36,197	2,659

Year ended December 31, 2016

Values at the beginning of the year	7,585	32,445	1,132
Translation differences	(656)	(900)	(276)
Additions	2,574	16,616	4,031
Reversals	(2,286)	(12,016)	-
Uses	(1,198)	(2,712)	(625)

At December 31, 2016	6,019	33,433	4,262

20.              DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2017	2016

At the beginning of the year	(523,209)	(511,456)

Acquisition of business (note 3)	13,686	-
Translation differences	(1,052)	3,351
Effect of changes in tax law (note 11)	7,455	2,028
Withholding tax on dividend distributions (note 11)	-	(2,690)
Credits (Charges) directly to other comprehensive income	4,808	2,379
Deferred tax (charge) credit (note 11)	106,047	(16,821)

At the end of the year	(392,265)	(523,209)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

20.              DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2017

At the beginning of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Translation differences	6,907	(215)	67	(29)	6,730
Credits (Charges) directly to other comprehensive income	-	-	-	(108)	(108)
Withholding tax on dividend distributions	-	-	-	-	-
Effect of changes in tax law	17,293	185	352	11	17,841
Income statement credit (charge)	61,924	(8,339)	8,939	1,120	63,644

At the end of the year	(539,839)	(57,006)	(18,692)	(2,056)	(617,593)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2017

At the beginning of the year	53,188	7,488	56,297	65,518	182,491

Translation differences	(501)	(273)	-	(7,008)	(7,782)
Acquisition of business (note 3)	-	-	-	13,686	13,686
Credits (Charges) directly to other comprehensive income	-	-	-	4,916	4,916
Effect of changes in tax law	(2,692)	(238)	-	(7,456)	(10,386)
Income statement credit (charge)	11,106	1,223	(12,942)	43,016	42,403

At the end of the year	61,101	8,200	43,355	112,672	225,328

(1)  As of December 31, 2017, the recognized deferred tax assets on tax losses amount to USD 43,355 and there are net unrecognized deferred tax assets of USD 1.2 billion and unrecognized tax losses amounting to USD 1.9 billion. These two last effects are connected to the acquisition of Ternium Brasil (see note 3 (a)).

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2016

At the beginning of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Translation differences	5,634	360	169	181	6,344
Charges directly to other comprehensive income	-	-	-	(192)	(192)
Withholding tax on dividend distributions	-	-	-	(2,690)	(2,690)
Effect of changes in tax law	1,062	(103)	1,433	6	2,398
Income statement credit (charge)	(33,137)	3,829	9,000	10,032	(10,276)

At the end of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2016

At the beginning of the year	45,368	6,193	67,784	70,483	189,828

Translation differences	(2,399)	(289)	-	(305)	(2,993)
Charges directly to other comprehensive income	-	-	-	2,571	2,571
Effect of changes in tax law	17	(3)	-	(384)	(370)
Income statement credit (charge)	10,202	1,587	(11,487)	(6,847)	(6,545)

At the end of the year	53,188	7,488	56,297	65,518	182,491

(2)  As of December 31, 2016, the recognized deferred tax assets on tax losses amount to USD 56,297 and there are no net unrecognized deferred tax assets.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

20.              DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2017	2016

Deferred tax assets to be recovered after more than 12 months	155,350	131,407
Deferred tax assets to be recovered within 12 months	69,978	51,084
Deferred tax liabilities to be settled after more than 12 months	(558,890)	(653,503)
Deferred tax liabilities to be settled within 12 months	(58,703)	(52,197)

	(392,265)	(523,209)

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2017	2016

(i) Other liabilities - Non current

Post-employment benefits	275,950	252,624
Other employee benefits	31,312	31,724
Asset retirement obligation (note 19) (1)	27,829	18,301
Other	37,955	135

Other liabilities – Non-current	373,046	302,784

         (1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2017	2016

Present value of unfunded obligations	275,950	252,624

Liability in the statement of financial position	275,950	252,624

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2017	2016

Current service cost	6,555	9,565
Interest cost	21,658	18,193

Total included in labor costs	28,213	27,758

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2017	2016

At the beginning of the year	252,624	273,792

Transfers, new participants and funding of the plan	840	(231)
Total expense	28,213	27,758
Remeasurements	15,068	14,735
Effect of changes in demographic assumptions	(4,950)	(2,600)
Effect of changes in financial assumptions	14,110	(1,360)
Effect of experience adjustments	5,908	18,695
Translation differences	10,527	(41,783)
Contributions paid	(31,322)	(21,647)

At the end of the year	275,950	252,624

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2017	2016

Discount rate	7.75%	8.00%
Compensation growth rate	5.00%	5.00%

	Year ended December 31,
Argentina	2017	2016

Discount rate	6.00% - 7.00%	7.00%
Compensation growth rate	2.00% - 3.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.5%	10.5%
Compensation growth rate	1.00%	1.6%	-3.5%
Pension growth rate	1.00%	-2.9%	0.7%
Life expectancy	1 year	2.6%	-4.4%

The estimated future payments for the next five years will be between 19.0 and 23.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2017	2016

(ii) Other liabilities - Current
Payroll and social security payable	183,249	130,889
VAT liabilities	79,085	49,633
Other tax liabilities	30,927	26,987
Termination benefits	1,816	2,164
Related Parties (Note 26)	6,215	3,744
Asset retirement obligation (Note 19)	2,659	4,262
Others	53,050	10,402

Other liabilities – Current	357,001	228,081

22.              DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016

Contracts with positive fair value
Interest rate swap contracts	302	-
Foreign exchange contracts	2,002	316

	2,304	316

Contracts with negative fair value
Interest rate swap contracts	-	(257)
Foreign exchange contracts	(6,001)	(30)

	(6,001)	(287)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2017, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2017, the after-tax cash flow hedge reserve related to these agreements amounted to USD 0.6 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

22.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2015	(566)	170	(396)

(Decrease) / Increase	(179)	54	(125)
Reclassification to income statement	820	(246)	574

At December 31, 2016	75	(22)	53

(Decrease) / Increase	363	3	366
Reclassification to income statement	372	(110)	262

At December 31, 2017	810	(129)	681

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2017 (amounting to a gain of USD 0.7 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2018 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, in accordance with the Company’s policy for derivative instruments.

During 2017, 2016 and 2015, Prosid Investments entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Ternium Argentina’s debt in ARS. As of December 31, 2017, the notional amount on these agreements amounted to USD 324.7 million.

Furthermore, during 2017, 2016 and 2015, Ternium Colombia S.A.S. (formerly Ferrasa S.A.S.) has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2017, the notional amount on these agreements amounted to USD 22.0 million.

As part of the acquisition of the subsidiary in Brazil, the Company maintained several non-deliverable forward agreements which were entered into to manage the exchange rate exposure generated by financial debt in BRL. As of December 31, 2017, the outstanding notional amounts in USD are offset on these agreements.

During December 2017, Ternium Mexico entered into a forward agreement in order to manage the exchange rate exposure generated by future payables in EUR related to the investment plan. As of December 31, 2017, the notional amount on this agreement amounted to USD 46.7 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

22.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The net fair values of the exchange rate derivative contracts as of December 31, 2017 and December 31, 2016 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2017	2016

ARS/USD	ND Forward - Buy ARS	6.4 billion ARS	(6,534)	316
ARS/USD	ND Forward - Sell ARS	187.0 million ARS	533	-
COP/USD	ND Forward - Sell COP	65.7 billion COP	17	-
EUR/USD	ND Forward - Buy EUR	39.0 million EUR	224	-
BRL/USD	ND Forward - Buy BRL	67.2 million BRL	1,514	-
BRL/USD	ND Forward - Sell BRL	61.1 million BRL	247	-
EUR/USD	ND Forward - Sell EUR	5.3 million EUR	-	(30)

			(3,999)	286

ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; USD: US dollars; BRL: Brazilian reais.

23.              FINANCE LEASES

As of December 31, 2017, the Company is part to a contract that qualifies as financial lease agreement with Air Liquide Argentina S.A., being the object of the lease a plant for the provision of industrial gas located in the Company’s plant in San Nicolas, Argentina. This contract does not consider a purchase option of the related asset on its expiry date. The total commitment generated a current finance lease liability of USD 8.0 million and a non-current finance lease liability of USD 69.0 million. The total finance lease liability to be paid on expiry of the lease contract amounts to USD 77.0 million.

The reconciliation of the minimum future payments and the present value of the contract are as follows:

As of December 31, 2017

Commitments in relation to finance leases are payable as follows:
Within one year	8,328
Later than one year but not later than five years	33,312
Later than five years	79,810
Minimum lease payments	121,450
Future finance charges	(44,415)
Total Financial lease liabilities	77,035

The present value of finance lease liabilities is as follows:
Within one year	8,030
Later than one year but not later than five years	27,208
Later than five years	41,797

Total minimum lease payments	77,035

Property, plant and equipment include a net book value of USD 61.4 million in connection with assets leased to the Company under this finance lease. The lease term is 15 years and the amortization period of the related asset is 15 years as well.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

24.              BORROWINGS

	As of December 31,
	2017	2016

(i) Non-current

Bank borrowings	1,724,454	398,851
Less: debt issue costs	(8,117)	(2,109)

	1,716,337	396,742

(ii) Current

Bank borrowings	1,510,820	823,563
Less: debt issue costs	(5,250)	(1,670)

	1,505,570	821,893

Total Borrowings	3,221,907	1,218,635

The maturity of borrowings is as follows:

	Expected Maturity Date
	2018	2019	2020 and thereafter	At December 31, (1)
				2017	2016

Fixed Rate	1,112,760	13,929	19,942	1,146,631	404,926
Floating Rate	392,810	409,015	1,273,451	2,075,276	813,709

Total	1,505,570	422,944	1,293,393	3,221,907	1,218,635

 (1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentine pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2017	2016
Bank borrowings	4.76%	6.92%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2017 and 2016, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

24.              BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2017	2016

USD	Floating	2,061,106	790,772
USD	Fixed	791,158	141,889
ARS	Floating	2,377	-
ARS	Fixed	328,060	234,576
COP	Floating	11,793	23,520
COP	Fixed	18,500	19,163
GTQ	Fixed	8,913	8,715

		3,221,907	1,218,635

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales.

Ternium’s most significant borrowings as of December 31, 2017, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013, under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, and under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2017	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	155	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	125	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	1,500	September 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2017, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.           CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity. For the contingencies related to Ternium Brasil, please refer to note 3 (a).

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal by the Superior Court of Justice of the decision issued by the court of appeals. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact. The court of appeals must decide whether CSN’s appeal meets the requirements for submission to the Superior Court of Justice. If declared admissible, the Superior Court of Justice will also review admissibility, and, if also declared admissible, will then render a decision on the merits.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2018. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

(c) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 58.4 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(d) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Ternium Argentina was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and required Ternium Argentina to pay taxes and related interest for approximately USD 15.9 million as of such date. On August 4, 2016, Ternium Argentina appealed AFIP’s assessment before the National Tax Court.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In March 2017, Ternium decided to include this tax assessment in an official fiscal plan, which condoned part of the related interest and the whole amount in connection with fines. The total payment, which also included the principal and interest for the fiscal periods 2011 and 2012, amounted to USD 12.8 million, extinguishing all the liabilities related to this tax claim.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of US USD 844.0 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:

-  7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

-  15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b)  Ternium Argentina entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Ternium Argentina. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Ternium Argentina has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 11.4 million and is due to terminate in 2018.

(c)  Ternium Argentina also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 18.6 million payable during the 2018 financial year.

(d) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of USD 30.9 million, which is due to terminate in 2032.

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors.  Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2017, is 51.7 MW. Iberdrola currently supplies approximately 8.5% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 1 year. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(g) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., and is committed to pay Tractebel for the contracted capacity and for the consumed energy. The monthly payments are calculated considering the capacity charges, operation costs, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 8.8 million and the contract will terminate in April 2018.

(h) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. The total investment commitment of Ternium México and Ferromex was already invested as of December 31, 2017. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(i) Ternium México issued a guarantee letter covering up to approximately USD 40.4 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and Pemex Transformación Industrial (“Pemex”). The credit line granted by Pemex in connection with this natural gas trading agreement amounted to approximately USD 40.4 million. As of December 31, 2017, the outstanding amount under the natural gas trading agreement was USD 12.8 million, which is below the amount included in the guarantee letter issued by Ternium México.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.                     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2017, the outstanding value of this commitment was approximately USD 265 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 127 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2017.

(k) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds were used by Techgen in the construction of the facility. As of December 31, 2017, the outstanding amount under the loan agreement was USD 720 million, as a result the amount guaranteed by Ternium was approximately USD 346 million. The main covenants under the Corporate Guarantee are limitations to the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2017, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

(l) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(m) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(n) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. The amount of the entire contract totals USD 190.7 million.

(o) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. The amount of the mentioned services totals approximately USD 53.0 million per year and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

25.                     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(p) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon for an aggregate amount of USD 55.0 million per year to satisfy the requirements up to January 2029. The contract has minimum daily-required volumes.

(q) Ternium Brasil signed on January 2015 a contract with Companhia Distribuidora de Gás do Rio de Janeiro for the supply of natural gas. This agreement is due to terminate on December 2019 and it totals an aggregate amount of USD 33.9 million per year or 61.3 million m3 per year. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2017, this reserve reached the above-mentioned threshold.

As of December 31, 2017, Ternium may pay dividends up to USD 3.1 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2017

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2017	3,135,868
Loss for the year	(32,012)

Total shareholders' equity under Luxembourg GAAP	6,782,795

26.              RELATED PARTY TRANSACTIONS

As of December 31, 2017, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

26.                     RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2017	2016	2015

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	453,551	-	-
Sales of goods to other related parties	164,694	29,480	103,686
Sales of services and others to non-consolidated parties	177	737	1,590
Sales of services and others to other related parties	660	654	1,153

	619,082	30,871	106,429
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	404,891	144,673	163,782
Purchases of goods from other related parties	57,941	58,929	48,150
Purchases of services and others from non-consolidated parties	13,126	12,836	14,993
Purchases of services and others from other related parties	111,439	126,859	128,618

	587,397	343,297	355,543
(c) Financial results
Income with non-consolidated parties	7,611	3,507	17

	7,611	3,507	17
(d) Dividends received
Dividends received from non-consolidated parties	3,360	183	-

	3,360	183	-
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	2,723	1,660	3,667
Income (expenses), net with other related parties	247	712	706

	2,970	2,372	4,373

	As of December 31,
	2017	2016

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	223,847	103,333
Receivables from other related parties	29,033	7,043
Advances to suppliers with other related parties	3,255	283
Payables to non-consolidated parties	(24,570)	(25,889)
Payables to other related parties	(21,547)	(26,313)

	210,018	58,457

 (iii) Officers and Directors’ compensation

During the year ended December 31, 2017 the cash compensation of Officers and Directors amounted to USD 23.031 (USD 12,461 for the year ended December 31, 2016). In addition, Officers received 828.000 Units for a total amount of USD 2,069 (USD 1,818 for the year ended December 31, 2016) in connection with the incentive retention program mentioned in note 4 (o)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

27.                   OTHER REQUIRED DISCLOSURES

(a)   Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2015	(566)	170	(396)	(3,064,838)

(Decrease) / Increase	(179)	54	(125)	(87,807)
Reclassification to income statement	820	(246)	574	-

At December 31, 2016	75	(22)	53	(3,152,645)

(Decrease) / Increase	363	3	366	(104,393)
Reclassification to income statement	372	(110)	262	-

At December 31, 2017	810	(129)	681	(3,257,038)

(b)  Statement of cash flows

	Year ended December 31,
	2017	2016	2015

(i) Changes in working capital (1)
Inventories	(540,162)	(151,263)	349,662
Receivables and others	(108,257)	488	(16,987)
Trade receivables	(303,114)	(161,670)	142,670
Other liabilities	40,230	89,032	(2,936)
Trade payables	46,333	61,040	36,735

	(864,970)	(162,373)	509,144
(ii) Income tax accrual less payments
Tax accrued (Note 11)	336,882	411,528	207,320
Taxes paid	(610,325)	(229,196)	(231,252)

	(273,443)	182,332	(23,932)
(iii) Interest accruals less payments
Interest accrued (Note 10)	114,583	89,971	89,489
Interest paid	(95,099)	(77,272)	(83,993)

	19,484	12,699	5,496

(1)   Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

27.                   OTHER REQUIRED DISCLOSURES (continued)

(c)  Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2015	-	(913,786)	(607,237)	(1,521,023)
Cash flows	-	302,648	(34,154)	268,494
Reclassifications	-	(246,182)	246,182	-
Foreign exchange adjustments	-	(17,245)	(1,591)	(18,836)
Other non cash movements	-	52,672	58	52,730
As of December 31, 2016	-	(821,893)	(396,742)	(1,218,635)
Cash flows	364	(540,918)	(1,511,860)	(2,052,414)
Reclassifications	-	(192,547)	192,547	-
Acquisitions - finance leases	(76,879)	-	-	(76,879)
Foreign exchange adjustments	(14,949)	(32,574)	(371)	(47,894)
Other non cash movements	14,429	82,362	89	96,880
As of December 31, 2017	(77,035)	(1,505,570)	(1,716,337)	(3,298,942)

28.                     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2017:

-     Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12.

-     Disclosure initiative – amendments to IAS 7.

-     Annual Improvements to IFRS Standards 2014-2016 Cycle.

These amendments did not impact significantly the Company’s consolidated financial statements.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2017 and have not been early adopted:

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

The Company’s management has reviewed its financial assets and liabilities and is not expecting a material impact from the adoption of the new standard on January 1, 2018.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, it is probable that some hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Company has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

28.                     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI, trade receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken to date, the Company does not expect a material impact in the loss allowance for trade receivables.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

The Company's management has assessed the effects of applying the new standard on the Company’s financial statements and has not identified any material impact in the application of the new standard.

International Financial Reporting Standard 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:

-     Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses

-     Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions

-      Transfers of Investment Property – Amendments to IAS 40

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                     FINANCIAL RISK MANAGEMENT

1)   Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2017. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	-	(102)
EU euro (EUR)	14	(5)
Argentine peso (ARS)	(0)	-
Mexican peso (MXN)	(434)	-
Brazilian real (BRL)	(194)	(3)
Colombian peso (COP)	21	-
Other currencies	(2)	-

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                    FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a) Argentine peso vs. US dollar

The cumulative devaluation for the Argentine peso during 2017 was 14.8%. The devaluation generated a negative effect of USD 97 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Ternium Argentina S.A.), and a loss of USD 47 million, included as net foreign exchange results in the Income Statement.

If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 1.1 million as of December 31, 2017, and a pre-tax loss of USD 0.7 million as of December 31, 2016.

(b)  Mexican peso vs. US dollar

If the Mexican peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 4.3 million and USD 5.5 million as of December 31, 2017 and 2016, respectively.

(c)  Colombian peso vs. US dollar

If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 0.2 million and a pre-tax gain of USD 0.1 million as of December 31, 2017 and 2016, respectively.

(d)  Brazilian real vs. US dollar

If the Brazilian real had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 1.9 million as of December 31, 2017.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 4.9 million higher (USD 4.9 million higher as of December 31, 2016), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.2 billion, the currency translation adjustment included in total equity would have been USD 11.9 million lower (USD 10.4 million lower as of December 31, 2016), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                     FINANCIAL RISK MANAGEMENT (continued)

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 4.76% and 6.92% for 2017 and 2016, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2017 and 2016, respectively.

Ternium’s total variable interest rate debt amounted to USD 2,075 million (64.4% of total borrowings) at December 31, 2017 and USD 814 million (66.8% of total borrowings) at December 31, 2016.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2016, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2017 would have been USD 20.5 million lower (USD 13.5 million lower as of December 31, 2016).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 75.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2017, in comparison with approximately 65.7% as of December 31, 2016.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2017, trade receivables total USD 1,011.4 million (USD 635.0 million as of December 31, 2016). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.6 million (USD 2.4 million as of December 31, 2016), credit insurance of USD 380.0 million (USD 326.9 million as of December 31, 2016) and other guarantees of USD 15.0 million (USD 7.6 million as of December 31, 2016).

As of December 31, 2017, trade receivables of USD 910.7 million (USD 571.9 million as of December 31, 2016) were fully performing.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                     FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2017, trade receivables of USD 117.3 million (USD 69.1 million as of December 31, 2016) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was USD 16.5 million as of December 31, 2017 (USD 6.0 million as of December 31, 2016).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2017, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	971
EU euro (EUR)	27
Argentine peso (ARS)	53
Mexican peso (MXN)	163
Brazilian real (BRL)	760
Colombian peso (COP)	76
Other currencies	1

2,051

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2018	2019	2020	2021	Thereafter

Borrowings	1,506	423	430	411	452
Interests to be accrued (1)	76	45	32	20	10
Trade payables and other liabilities	909	22	15	14	16

Total	2,491	490	477	445	478

 (1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2017, total borrowings less cash and cash equivalents and other current and non-current investments amounted to USD 2,748.3 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.36 and 0.19 as of December 31, 2017 and 2016, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                     FINANCIAL RISK MANAGEMENT (continued)

2)    Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2017 (in USD thousands)	Loans and receivables	Assets at fair value through profit or loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	488,718	-	-	488,718
Derivative financial instruments	-	2,304	-	2,304
Trade receivables	1,011,430	-	-	1,011,430
Other investments	30,231	99,505	6,129	135,865
Cash and cash equivalents	101,444	236,335	-	337,779

Total	1,631,823	338,144	6,129	1,976,096

As of December 31, 2017 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	116,549	-	116,549
Trade payables	-	860,767	-	860,767
Derivative financial instruments	6,001	-	-	6,001
Finance lease liabilities	-	77,035	-	77,035
Borrowings	-	3,221,907	-	3,221,907

Total	6,001	4,276,258	-	4,282,259

As of December 31, 2016 (in USD thousands)	Loans and receivables	Assets at fair value through profit or loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	127,241	-	-	127,241
Derivative financial instruments	-	316	-	316
Trade receivables	635,015	-	-	635,015
Other investments	52,995	83,117	14,739	150,851
Cash and cash equivalents	83,437	100,026	-	183,463

Total	898,688	183,459	14,739	1,096,886

As of December 31, 2016 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	35,107	-	35,107
Trade payables	-	580,941	-	580,941
Derivative financial instruments	287	-	-	287
Borrowings	-	1,218,635	-	1,218,635

Total	287	1,834,683	-	1,834,970

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                    FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-  Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

-  Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-  Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2017 and 2016:

	Fair value measurement as of December 31, 2017 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	236,335	236,335	-
Other investments	99,505	99,505	-
Derivative financial instruments	2,304	-	2,304

Total assets	338,144	335,840	2,304

Financial liabilities at fair value through profit or loss
Derivative financial instruments	6,001	-	6,001

Total liabilities	6,001	-	6,001

	Fair value measurement as of December 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	-
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	-	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	-	287

Total liabilities	287	-	287

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3)    Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

29.                    FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2017, the effective portion of designated cash flow hedges amounts to USD 0.7 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)   Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

30.              SUBSEQUENT EVENTS - AGREEMENT REGARDING GOVERNANCE OF USIMINAS

On February 8, 2018, the Company announced that its subsidiary Ternium Investments S.à r.l. had entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Usiminas board of directors, as well as a new mechanism for the nomination of other members of Usiminas’ executive board. In addition, the Agreement incorporates an exit mechanism.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

30.              SUBSEQUENT EVENTS - AGREEMENT REGARDING GOVERNANCE OF USIMINAS (continued)

Under the Agreement, the right to nominate the CEO and the Chairman will alternate between Ternium and NSSMC at a 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the Chairman. Initially, Ternium and NSSMC intend to nominate Sergio Leite as Usiminas’ CEO and Ruy Hirschheimer as Usiminas’ Chairman of the Board, respectively. The executive board will be composed of six members, including the CEO and five Vice-Presidents, with Ternium and NSSMC nominating three members each. The Agreement includes an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the existing Usiminas shareholders' agreement after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such buy-and-sell procedure would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other party.

Ternium Investments S.à r.l. and its subsidiaries Siderar S.A.I.C. and Prosid Investments, togehter with Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A., are parties to the T/T Group within the Usiminas controlling group. Pursuant to the Agreement, the T/T Group members will use their reasonable best efforts to negotiate and execute an amended and restated Usiminas’ shareholders’ agreement together with the other minority shareholders of the control group, Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A., having the same termination date as the existing Usiminas shareholders’ agreement. If any non-affiliated controlling group shareholder for any reason does not enter into the new shareholders agreement on or before April 10, 2018, the T/T Group members will enter into a separate Usiminas’ shareholders’ agreement only among themselves and their affiliates that are shareholders of Usiminas, which will operate as an upper-level agreement in respect of the existing shareholders agreement and will more fully reflect and implement the new governance rules as between them and their affiliates.

Pablo Brizzio

Chief Financial Officer

TERNIUM S.A.

Société Anonyme

Audited Annual Accounts

as at December 31, 2017

29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
R.C.S. Luxembourg B-98-668

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Audit report

To the Shareholder of

Ternium S.A.

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Ternium S.A. (the Company) as at 31 December 2017, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company’s annual accounts comprise:

•       the balance sheet as at 31 December 2017;

•       the profit and loss account for the year then ended; and

•       the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under those Law and standards are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of the annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these  annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit.

We also:

•       Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

•       Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company  to cease to continue as a going concern;

•       Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation;

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 20 February 2018
Represented by

Marc Minet

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Balance sheet as at December 31, 2017

		Notes	12/31/2017	12/31/2016

			USD	USD
	ASSETS

C.	Fixed assets
II.	Tangible assets	2.3
3.	Other fixtures and fittings, tools and equipment		137,804	167,573
III.	Financial assets
1.	Shares in affiliated undertakings	2.4 & 3	6,750,343,423	6,964,902,616
			6,750,481,227	6,965,070,189
D.	Current assets
II.	Debtors	2.5
2.	Amounts owed by affiliated undertakings
	a) becoming due and payable within one year	4	518,471	8,514,212
4.	Other debtors
	a) becoming due and payable within one year		21,043	38,282
III.	Investments	2.6
2.	Own shares		59,599,747	59,599,747
			60,139,261	68,152,241
IV.	Cash at bank and in hand	2.7	96,510	327,645
			60,235,771	68,479,886
	Total assets		6,810,716,998	7,033,550,075
	CAPITAL, RESERVES AND LIABILITIES
A	Capital and reserves	5
I.	Subscribed capital		2,004,743,442	2,004,743,442
II.	Share premium account		1,414,121,505	1,414,121,505
IV.	Reserves
1.	Legal reserve	6	200,474,346	200,474,346
2.	Reserve for own shares or own corporate units		59,599,747	59,599,747
V.	Profit or loss brought forward		3,135,868,077	3,353,165,736
VI.	Profit or loss for the financial year		(32,012,057)	(20,989,981)
			6,782,795,060	7,011,114,795
B.	Provisions
1.	Provisions for pensions and similar obligations	2.8	16,223,341	14,736,657
			16,223,341	14,736,657
C.	Creditors	2.9
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	4	879,680	2,596,421
	b) becoming due and payable after more than one year	4	6,562,864	3,009,253
8.	Other creditors
	c) Other creditors
	i) becoming due and payable within one year		4,256,053	2,092,948
			11,698,597	7,698,622
	Total capital, reserves and liabilities		6,810,716,998	7,033,550,075

The accompanying notes form an integral part of these annual accounts.

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Profit and loss account for the year ended December 31, 2017

		Notes	12/31/2017	12/31/2016
			USD	USD

7.	Value adjustments
	a) in respect of formation expenses and of tangible and intangible fixed assets		(29,769)	(89,483)
8.	Other operating expenses	7	(31,504,964)	(20,232,666)
11.	Other interest receivable and similar income
	a) derived from affiliated undertakings		38,604	11,583
	b) other interest and similar income		62,272	24,531
14.	Interest payable and similar expenses
	a) concerning affiliated undertakings		(571,159)	(686,273)
	b) other interest and similar expenses		652	(13,434)
16.	Profit or loss after taxation		(32,004,364)	(20,989,981)
17.	Other taxes not shown under items 1 to 16	8	(7,693)	(4,239)
18.	Profit or loss for the financial year		(32,012,057)	(20,989,981)

The accompanying notes form an integral part of these annual accounts.

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Notes to the annual accounts

Note 1 – General information

Ternium S.A. (hereafter the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies for an unlimited period.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share.  As of December 31, 2017, there were 2.004.743.442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg laws and taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4,0 billion.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2017 and 2016, this special tax reserve amounted to USD 6,9 billion and USD 7,0  billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

The Company also prepares consolidated financial statements, which are published according to the provisions of the Luxembourg Law.

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Note 2 - Summary of significant accounting policies

2.1  Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002 as amended on December 18, 2015, determined and applied by the Board of Directors.

The preparation of annual accounts requires the Board of Directors to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. These reclassifications do not have a material effect on the Company's annual accounts.

2.2  Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealized exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realization. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealized losses are recorded in the profit and loss account whereas the net unrealized exchange gains are not recognized.

2.3 Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items.  Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4  Financial assets

Shares in affiliated undertakings are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its fixed assets in accordance with Luxembourg regulations.

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial fixed assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.5  Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.6  Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the basis of weighted average prices, or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.7  Cash at bank and in hand

Cash at bank and in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

2.8 Provisions for pensions and similar obligations

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19. Actuarial gains and losses are charged or credited in the profit or loss in the period in which they arise.

As of December 31, 2017, the outstanding liability corresponding to the Program amounts to USD 16,2 million.

2.9  Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

Note 3- Financial Assets

On June 29, 2017, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. where Ternium Investments pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellation of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 29, 2017 amounted to USD 214.559.192.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2017, consist of:

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Company	Country	% of beneficial ownership	Book value at 31.12.2016	Net (Decreases) / Additions	Book value at 31.12.2017	Equity at 31.12.2017
			USD	USD	USD	USD

Ternium Investments S.à r.l.	Luxembourg	100.00%	6,964,902,616	-214,559,192	6,750,343,424	6,824,947,495
Shares in affiliated undertakings			6,964,902,616	-214,559,192	6,750,343,424	6,824,947,495

Note 4 – Balances with affiliated undertakings

	December 31, 2017 - USD	December 31, 2016 - USD
Assets
Debtors
Ternium Solutions A.G.	-	8,178,345
Ternium Investments S.à r.l.	518,471	335,867
	518,471	8,514,212
Liabilities
Creditors
Exiros México, S.A. de C.V.	2,554,629	3,009,253
Siderar S.A.I.C.	193,157	250,374
Soluciones Integrales de Gestión S.A. (SIGSA)	679,290	744,757
Techint Inc.	605	414
Ternium Investments S.À.r.l. - Zug Branch	3,041	(0)
	3,430,721	4,004,798
Borrowings
Ternium Investments S.à.r.l.	4,011,823	1,600,876
	4,011,823	1,600,876

Note 5 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Reserve for own shares or own corporate units (2)	Profit or loss brought forward	Result for the financial year	Total capital and reserves

Balance at December 31, 2016	2,004,743,442	1,414,121,505	200,474,346	59,599,747	3,353,165,736	(20,989,981)	7,011,114,795
Allocation of previous year results (1)	-	-	-		(20,989,981)	20,989,981	-
Payment of dividends (1)	-	-	-	-	(196,307,678)	-	(196,307,678)
Loss for the year	-	-	-		-	(32,012,057)	(32,012,057)
Balance at December 31, 2017	2,004,743,442	1,414,121,505	200,474,346	59,599,747	3,135,868,077	(32,012,057)	6,782,795,060

(1)  As approved by the Annual General Meeting of Shareholders held on May 3, 2017.

(2)  As of December 31, 2017, the Company held 41.666.666 shares as treasury shares.

TERNIUM S.A.
Audited annual accounts as at December 31, 2017 (All amounts in USD)

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2017, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Other Operating Expenses

	December 31, 2017	December 31, 2016
	USD	USD
Services and fees	29,710,733	18,770,053
Board of director's accrued fees	1,235,000	1,031,642
Other expenses	559,231	430,971
Total	31,504,964	20,232,665

Services and fees are mainly composed of professional, audit and legal services.

Note 8 – Taxes

For the year ended December 31, 2017, the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum net wealth tax.

Note 9 – Income from financial fixed assets derived from affiliated undertakings

During the period, the Company did not receive any dividends.

Note 10 – Parent Company

As of December 31, 2017, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

Note 11 – Commitments

Techgen S.A. de C.V is a Mexican natural gas-fired combined cycle electric power plant owned by Ternium (48%), Tenaris S.A. (22%) and Tecpetrol International S.A. (30%) (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris).

Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds were used by Techgen in the construction of the facility. As of December 31, 2017, the outstanding amount under the loan agreement was USD 720 million, as a result the amount guaranteed by Ternium was approximately USD 346 million. The main covenants under the Corporate Guarantee are limitations to the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2017, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

Pablo Brizzio

Chief Financial Officer

07_Principal Risks and Uncertainties

Ternium’s business, financial condition, results of operations, reputation or prospects could be materially and adversely affected by one or more of the risks and uncertainties described below. A more extensive description of the risks and uncertainties associated with Ternium’s business, financial condition, results of operations, reputation or prospects will be included in the annual report on form 20-F that will be filed with the SEC on or before April 30, 2018, and will be available at https://www.sec.gov.

Ternium’s results of operations are exposed to fluctuations in steel demand, caused by changes in global or regional economic activity, and fluctuations in profitability, caused by protracted falls in steel prices, excess steel production capacity coupled with unfair steel trade practices, fluctuations in industry inventories, intense competition, and shortages and/or price fluctuations of manufacturing inputs. We consume large quantities of iron ore, scrap, ferroalloys, electricity, metallurgical coal, natural gas, oxygen and other gases in operating our blast and electric arc furnaces. In addition, we are a large consumer of slabs, which are used as inputs in the production process. Ternium’s companies depend on certain key suppliers for some of these and other inputs.

Ternium may fail to implement its business strategy, adversely affecting its opportunities for growth and its competitive position. In addition, future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions. Furthermore, Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, or investments in non-consolidated companies. Ternium’s results, financial condition or net worth could be affected by the performance of non-consolidated companies. For example, as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by $275.3 million, $739.8 million and $191.9 million, respectively. As of December 31, 2017, Ternium’s ownership stake in Usiminas had a market value of approximately $817.6 million and a carrying value of $466.3 million.

Our results of operations could be negatively affected by labor disputes at Ternium’s operating subsidiaries, as they could result in work stoppages, strikes, disruptions of operations or expensive collective bargain agreements. A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur in relation to the negotiation of new collective bargaining agreements, the negotiation of wages and benefits or, occasionally, other reasons. Ternium could also suffer plant stoppages or strikes if it were to implement cost reduction plans.

Ternium has a controlling shareholder. A controlling shareholder may be able to take actions that do not reflect the will or best interest of other shareholders. As a result, Ternium’s related party transactions may not always be on terms as favorable as those that could be obtained from unaffiliated third parties. Some of Ternium’s sales and purchases are made to and from other companies controlled by its controlling shareholder. These sales and purchases are primarily made in the ordinary course of business, and we believe that they are made on terms no less favorable than those we could obtain from unaffiliated third parties. Ternium will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as those that could be obtained from unaffiliated third parties.

As a significant portion of Ternium’s sales are carried out in currencies other than the US dollar, exchange rate fluctuations impact Ternium subsidiaries’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, Ternium subsidiaries enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may affect its ability to mitigate its exposure to exchange rate fluctuations, and thus cause an adverse impact on Ternium’s results of operations, financial condition or cash flows.

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Ternium’s results of operations are also exposed to specific risks related to our iron ore mining activities, including environmental damages or exposure to hazardous substances caused by unexpected natural and operational catastrophes. Concessions could be subject to changes or termination, and permits and rights of use and occupancy could be difficult to obtain or maintain. Our reserve estimates or estimates of mine life may prove inaccurate and exploration activities could be uneconomical and require substantial write-offs. In addition, relationships with communities living in the mining areas could be difficult and could adversely affect our operations.

As a holding company, Ternium’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations. Non-controlling interests in our subsidiaries could delay or impede our ability to complete our strategy. Ternium holds a 61% ownership interest in Ternium Argentina and a 51% ownership interest in Tenigal. We also have a participation in the control group of Usiminas. The existence of non-controlling interests in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, we could be delayed or impeded in the full implementation of our strategy or the maximization of Ternium’s competitive strengths.

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and to a lesser extent in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; interruptions to essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends, debt principal or interest, or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities; direct and indirect price controls; tax increases, changes (including retroactive) in the enforcement or interpretation of tax laws and other retroactive tax claims or challenges; changes in laws or regulations; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

International trade-related legal actions and restrictions pose a constant risk for Ternium’s operations and sales throughout the world. We purchase steel products, including significant quantities of steel slabs, for our operations in Mexico and we also purchase steel products for our operations in Colombia and for our operations in Argentina. Subject to certain conditions, steel products are imported to these markets under zero or low import duties. If governments imposed new duties, increased applicable duties or imposed import quotas, there could be an adverse impact on Ternium’s results of operations. In addition, Ternium’s domestic market share could be eroded in the face of foreign imports as the number of antidumping and countervailing actions limiting trade to third countries has increased substantially, leaving producers from certain countries in the need to find alternatives for their products. Moreover, countries can impose restrictive import duties and other restrictions on imports potentially affecting Ternium’s exports. Recently, the US president advanced his intention to seek 25% duty on steel imports into the United States excluding imports from Mexico and Canada, based on the results of the Department of Commerce investigation carried out under Section 232 of the Trade Expansion Act of 1962, as amended, and on the resulting Commerce Secretary recommendations. Mexico, the United States and Canada are currently re-negotiating NAFTA’s terms of trade.

Our steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the industries in which we operate. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher costs of compliance. Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

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Some of the activities for which Ternium supplies products, such as canning for consumption, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and subject us to potential product liability risks that could extend to being held liable for the damages produced by such products. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss.

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